Exhibit 99.4

MakeMyTrip Limited

Consolidated Financial Statements

March 31, 2026

With Independent Auditors’ Report Thereon

MakeMyTrip Limited

Consolidated Financial Statements

March 31, 2026

MakeMyTrip Limited

Corporate Data

S. No.	Name of Director	Date of Appointment	Date of Resignation
1.	Deep Kalra	October 9, 2001	-
2.	Aditya Tim Guleri	April 3, 2007	-
3.	Rajesh Magow	November 6, 2012	-
4.	James Jianzhang Liang	January 27, 2016	July 2, 2025
5.	Paul Laurence Halpin	April 30, 2018	July 2, 2025
6.	Jane Jie Sun	August 30, 2019	-
7.	Xing Xiong	August 30, 2019	-
8.	Savinilorna Payandi Pillay Ramen	September 15, 2023	May 14, 2025
9.	May Yihong Wu	May 15, 2024	-
10.	Moshe Rafiah	May 15, 2024	July 2, 2025
11.	Hashim Joomye	May 14, 2025	-
12.	Vivek N. Gour	July 2, 2025	-
13.	Savinilorna Payandi Pillay Ramen	July 2, 2025	-
14.	Mohit Kabra	July 2, 2025	-

Corporate Secretary

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Registered office

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Auditors

KPMG

KPMG Centre

31, Cybercity

Ebène

Republic of Mauritius

Banker

HSBC Bank Mauritius Ltd

IconEbene 1, Level 5 (West Wing)

Rue de L’institut

Ebène, 72202

Republic of Mauritius

MakeMyTrip Limited

Corporate Governance Report

General Information

MakeMyTrip Limited (the “Company”) is a company domiciled in the Republic of Mauritius. The address of the Company’s registered office is C/o IQ EQ Corporate Services (Mauritius) Limited, 33, Edith Cavell Street, Port Louis, 11324, Republic of Mauritius. As at March 31, 2026, the Company had two (2) significant subsidiaries as mentioned below:

S. No.	Name of Subsidiary	Date of Incorporation	Place of Incorporation
1.	MakeMyTrip (India) Limited*	April 13, 2000	India
2.	Ibibo Group Holdings (Singapore) Pte. Ltd.	November 30, 2012	Singapore

*Consequent upon the conversion of Company from Private Limited to Public Limited and the name of the Company changed from “MakeMyTrip (India) Private Limited” to “MakeMyTrip (India) Limited” with effect from July 3,2026.

MakeMyTrip Limited together with its subsidiaries and associates is collectively referred to as “Group”.

The Board of Directors

The Board is composed of ten (10) directors coming from different sectors. Every director has drawn from his professional background and expertise in positively contributing to the Board’s activities. The Board is currently made up of total ten (10) directors, and amongst them seven (7) are non-executive directors and 4 (four) are independent directors as per the criteria for independent director adopted by the Company under Nasdaq Listing.

Directors

Independent

1. Aditya Tim Guleri

2. May Yihong Wu

3. Vivek N. Gour

4. Hashim Joomye

Non-Executive

1. Aditya Tim Guleri

2. Savinilorna Payandi Pillay Ramen

3. Vivek N. Gour

4. Jane Jie Sun

5. May Yihong Wu

6. Xing Xiong

7. Hashim Joomye

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

Directors (Continued)

Executive

1. Deep Kalra

2. Rajesh Magow

3. Mohit Kabra

The Board is responsible for directing the affairs of the Company in the best interests of shareholders, in conformity with legal and regulatory framework, and consistent with its constitution and best governance practices.

The Directors profile

Unless otherwise indicated, the business address of our directors and executive officers is 19th Floor, Building No. 5, DLF Cyber City, Gurugram, 122002, India.

1.
Deep Kalra is our founder, group chairman and chief mentor and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as our group executive chairman from February 11, 2020 to March 31, 2022 included executing our business strategy and managing the overall performance and growth of our company. Effective April 1, 2022, Mr. Kalra transitioned to his new role as group chairman and chief mentor and devotes his time to providing mentorship to our leadership team, as well as continuing to pursue strategic initiatives such as product innovation and expansion. Mr. Kalra has over 34 years of experience in ecommerce, sales, marketing, corporate banking, financial analysis and senior management roles. He is a council member of the World Travel and Tourism, India Initiative and has been the co-chairman of the National Committee on Tourism and Hospitality of the Confederation of Indian Industry. He has served on the board of The Indus Entrepreneurs – Delhi (TiE Delhi – NCR). He is a member on the advisory board of Atithi Foundation, a member of the Gurugram Metropolitan Development Authority, chairman of the Technology Services Industry Association and a founder and trustee of Ashoka University. He holds a Bachelor of Arts in Economics from the University of Delhi, and a post graduate diploma in management from the Indian Institute of Management, Ahmedabad.
2.
Rajesh Magow is our co-founder and group chief executive officer and was appointed to our board of directors on November 6, 2012. Mr. Magow was appointed as our group chief executive officer with effect from February 11, 2020 and is responsible for overseeing our strategic direction, spearheading growth and shaping our long-term vision. He previously held the positions of chief executive officer - India, chief financial officer and chief operating officer. Mr. Magow has over 33 years of experience in the information technology and internet industries. After having been a part of our senior management team in 2001 for a few months, Mr. Magow worked as a part of senior management at Technovate Data and Services Private Limited, a whollyowned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on the Nasdaq Stock Market until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Before leaving Technovate, he was the acting chief executive officer of that company. He also worked with Aptech Computer Education, and Voltas Limited. He was the chair of the FICCI Committee on Tourism from 2025 to 2026 and has been elected as governing council member of Internet and Mobile Association of India from 2025 to 2027. He is also an independent director of Info Edge (India) Limited. Mr. Magow is an associate member of the Institute of Chartered Accountants of India.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

3.
Mohit Kabra is our group chief operating officer and was appointed to our board of directors on July 2, 2025. Mr. Kabra was appointed as our group chief operating officer with effect from September 23, 2025 and is responsible for our operational strategies, with a focus on innovation, scalability and efficiency, enhancing customer experience and driving sustainable growth. He was previously our group chief financial officer from August 7, 2013 to September 22, 2025. Prior to joining us in July 2011, he held various positions with Kohler India Private Limited, Colgate-Palmolive (India) Limited, PepsiCo India Holdings Private Limited, Seagram Manufacturing Limited and Nagarjuna Fertilizers and Chemicals Limited. He is also the chair of the Assocham Council on travel, tourism and hospitality for 2026 – 2027. Mr. Kabra has a Bachelor of Commerce from Osmania University, Hyderabad, India. He is an associate member of the Institute of Chartered Accountants of India and a qualified Cost and Works Accountant.
4.
Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. He has remained on our board following the lapse of Sierra Ventures entities’ right of nomination upon the completion of our initial public offering in August 2010. Mr. Guleri is the Managing Director of Sierra Ventures. Mr. Guleri’s investment focus is primarily information technology software companies. As a venture capitalist, Mr. Guleri has helped to complete strategic exits from numerous companies including several public companies. Mr. Guleri currently serves on the board of directors of AgentIQ, Appcues, Astronomer, Balto, Commerce Fabric, Phenom People, Radius, Sedai, Speedscale, Siena, SupportLogic and Weav.ai. Prior to Sierra, Mr. Guleri founded and served as chief executive officer of Octane Software from 1996 to 2000. He successfully led Octane’s merger with Epiphany (NASDAQ: EPNY) in 2000. Before Octane, Mr. Guleri was vice president of field operations at Scopus Technology. Mr. Guleri holds a Master of Science degree in Engineering and Operating Research from Virginia Polytechnic Institute and State University; and a Bachelor of Science degree in Electrical Engineering from Punjab Engineering College, Chandigarh, India.
5.
Hashim Joomye was appointed to our board of directors on May 14, 2025 as an independent director. He is the Founder and Managing Director of Advisory Capital Ltd, a firm specializing in investment and risk appraisals based in Mauritius. He currently serves on several boards and Investment Committees including pension fund, private equity funds and global business companies. Previously, Hashim has been managing investments for large corporates, pension funds, mutual funds and high net worth individuals for more than a decade. He is a Fellow Member of the Mauritius Institute of Directors and a Member of the American Chamber of Commerce in Mauritius. Hashim received a Masters Degree in Investment Analysis from the University of Stirling in United Kingdom and is a Fellow Chartered Certified Accountant.
6.
Jane Jie Sun was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Ms. Sun has served as the chief executive officer of Trip.com, as well as a member of the board of directors of Trip.com, from November 2016. Prior to that, she was a co-president of Trip.com from March 2015, chief operating officer since May 2012, and chief financial officer from 2005 to 2012. Prior to joining Trip.com, Ms. Sun worked as the head of the SEC and External Reporting Division of Applied Materials, Inc. from 1997. Prior to that, she worked with KPMG LLP as an audit manager in Silicon Valley, California for five years. Ms. Sun is a member of the American Institute of Certified Public Accountants and a State of California Certified Public Accountant. Ms. Sun received her Bachelor’s degree from the business school of the University of Florida with high honors. She also obtained her LLM degree from Peking University Law School. She is also a graduate of the Standard Executive Program and an alumni of Stanford University's graduate school of business.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

7.
Vivek N. Gaur was appointed to our board of directors on July 2, 2025, as an independent director. Mr. Gour is an independent director with over 21 years of experience as a board member of companies in India, USA and the Middle East across diverse industries such as e-commerce, IT enabled services and aviation. He also serves on the boards of IndiaMart Intermesh Ltd & Affle 3i Ltd and previously served on our board of directors from May 2010 to September 2019. Mr. Gour served as chief financial officer of Genpact Limited from January 2005 to February 2010. Currently, he works as a social impact investor in large projects creating employment for rural youth and providing pediatric medical care for the underprivileged. He is a graduate of Harvard Business School’s OPM program. He has a Master of Business Administration from FMS, University of Delhi and a Bachelor of Commerce degree from University of Mumbai.
8.
May Yihong Wu was appointed to our board of directors on May 15, 2024 as an independent director. She has served as a co-founder and an executive director of Shanghai Sunnyview Eldercare Company Limited since May 2023, an independent non-executive director of Trip.com (NASDAQ: TCOM: HKEX: 9961) since February 2026, an independent non-executive director and chairwoman of the audit committee of Alibaba Health Information Technology Limited (HKEX: 00241) since August 2023 and an independent non-executive director and chairwoman of the audit committee of Swire Properties Limited (HKEX: 01972) since May 2017. Ms. Wu has also served as an independent non-executive director of Noah Holdings Limited (NYSE: NOAH; HKEX: 6686) since November 2010 and as the chairwoman of the compensation committee since May 2015, as well as the chairwoman of the audit committee between November 2010 to May 2015. Ms. Wu held a number of roles at Homeinns Hotel Group, the shares of which were publicly listed (NASDAQ: HMIN) from October 2006 until April 2016, when it merged with Beijing Tourist Hotel (Group) Co Ltd, including as chief financial officer between July 2006 to April 2010, chief strategy officer between May 2010 to June 2019 and board adviser between July 2019 to May 2023. Ms. Wu obtained her MBA degree from the Kellogg School of Management at Northwestern University in Illinois in the United States, her Master’s degree in Economics from Brooklyn College of the City University of New York in the United States.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

9.
Xing Xiong was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Mr. Xiong is currently chief operating officer of Trip.com. He joined Trip.com as Senior R&D Director in 2013 and became the vice president of Technology. He was appointed as the chief executive officer of the Trip.com Air Ticketing in 2014. In 2015, he became the Trip.com Senior Vice President, and in 2016 he was made the Trip.com Executive Vice President. Currently, Mr. Xiong is in charge of air ticketing, accommodation, corporate travel, technology, international business, and other areas within the group. Prior to joining Trip.com, Mr. Xiong held several management positions in the research and development teams of Microsoft and Expedia. Mr. Xiong has over 21 years of technology and management experience. He holds a Bachelor’s degree in Computer Science from Peking University and a Master’s degree in Computer Science from Northeastern University in Boston, Massachusetts, United States.
10.
Savinilorna Payandi Pillay Ramen was appointed to our board of directors on July 2, 2025. Mrs. Ramen is the Head of Corporates, Private and Institutional Asset Owners and leads the Business Implementation unit at IQ EQ Corporate Services (Mauritius) Limited, or IQ-EQ Mauritius. She has approximately 22 years of work experience in advising clients of IQ-EQ Mauritius in different capacities. Mrs. Ramen is a Chartered Secretary from the Chartered Governance Institute (previously known as The Institute of Chartered Secretaries and Administrators), United Kingdom and holds a Master of Business Administration and a Bachelor of Arts in Psychology from Southeastern Louisiana University, United States. Mrs. Ramen previously served on our board of directors from September 2023 to May 2025. Mrs. Ramen is one of our resident directors in Mauritius.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Constitution

Public Limited Company.

Committees of the Board of Directors

We have established two committees under our board of directors: an audit committee and a compensation committee. Each committee’s members and functions are described below.

Audit Committee

The audit committee consists of three members, May Yihong Wu, Aditya Tim Guleri and Hashim Joomye and one non-voting observer, Jane Jie Sun. The chairperson is May Yihong Wu. Each member of the audit committee satisfies the independence requirements of applicable Nasdaq Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors has determined that May Yihong Wu qualifies as an audit committee financial expert within the meaning of the SEC rules, and that each of May Yihong Wu, Aditya Tim Guleri and Hashim Joomye is financially literate. Our audit committee oversees our accounting and financial reporting processes and the audit of the financial statements of our company. Our audit committee is responsible for, among other things:

•
selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;
•
annually reviewing the independence of our independent auditors;
•
reviewing and approving all related party transactions on an ongoing basis;
•
reviewing and discussing the annual audited financial statements with management and our independent auditors;
•
such other matters that are specifically delegated to our audit committee by our board of directors from time to time;
•
meeting separately and periodically with management and our independent auditors; and
•
reporting regularly to our full board of directors.

Under the Terms of Issue, at any time the Permitted Holders (as defined in the Terms of Issue) beneficially own 10% or more of our issued and outstanding voting securities and no Class B director (representing Trip.com director) serves on the audit committee, the Class B Members (representing Trip.com members) shall have the right to appoint a representative to attend audit committee meetings as an observer.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Committees of the Board of Directors (Continued)

Compensation Committee

The compensation committee consists of three members, Aditya Tim Guleri, May Yihong Wu, and Jane Jie Sun Vivek. N Gour. The chairman is Aditya Tim Guleri. Each member of the compensation committee satisfies the independence requirements of the Nasdaq Rules. Our compensation committee approves the compensation of our employee-directors and executive officers. The compensation committee is responsible for, among other things:

•
reviewing the compensation plans, policies and programs adopted by our company;
•
with respect to our group chief executive officer, our other executive officers and any members of the board (other than non-employee members of the board), reviewing and approving the corporate goals and objectives relevant to their compensation, evaluating their performance and approving their compensation; and
•
reviewing and approving or making recommendations to the board regarding any compensation plans, equity-based plans and similar arrangements.

Nominations Committee

The nominations committee consist of three members, Deep Kalra, May Yihong Wu and Hashim Joomye. The chairman is Deep Kalra. Except for the chairman, the other two members of the nominations committee satisfies the independence requirements of the Nasdaq Rules. Our nominations committee identifies individuals qualified to become Board members consistent with criteria approved by the Board and to recommend that the Board select the director nominees for the next annual meeting of shareholders. The nominations committee is responsible for, among other things :

•
identifying and recommending individuals qualified to become members of the board and ensuring the that board consists of persons with sufficiently independent backgrounds who contribute to the mix of experience, backgrounds, qualifications and skills of our board;
•
reviewing the structure, compensation and leadership of the board and its committees and recommending any propsed changes,
•
evaluating director candidates based on integrity, experience, expertise and absence of potential conflicts of interest; and
•
reviewing any significant changes in the position or circumstances of directors and, where appropriate, recommending proposed changes to the board.

As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Rules. We follow home country practice that permits our nominations committee not to comprise solely independent directors, in lieu of complying with Rule 5605(e) of the Nasdaq Rules that requires the nominations committee to comprise solely of independent directors.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Duties of Directors

Under Mauritius Companies Act, our directors have a duty to our company to exercise their powers honestly in good faith in the best interests of our company. Our directors also have a duty to our company to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Where a director of a public company also holds office as an executive, the director is required under Mauritius Companies Act to exercise that degree of care, diligence and skill which a reasonably prudent and competent executive in that position would exercise. In fulfilling their duty of care to our company, our directors must ensure compliance with the Mauritius Companies Act and our Constitution, as amended from time to time. A shareholder has the right to seek damages against our directors if a duty owed by our directors to him as a shareholder is breached.

The functions and powers of our board of directors include, among others:

•
convening shareholders’ annual meetings and reporting its work to shareholders at such meetings;
•
authorizing dividends and distributions;
•
appointing officers and determining the term of office of officers;
•
exercising the borrowing powers of our company and mortgaging the property of our company, provided that shareholders’ approval shall be required if any transaction is a major transaction for our company under section 130 of the Mauritius Companies Act; and
•
approving the issuance and transfer of shares of our company, including the recording of such shares in our share register.

Identification of key risks for the Company

The Board is ultimately responsible for the Company’s system of internal control and for reviewing its effectiveness. The Board confirms that there is an ongoing process for identifying, evaluating and managing the various risks faced by the Company.

Related party transactions

The related party transactions have been set out in note 37 of these consolidated financial statements.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Directors’ liability insurance

We have a liability policy to insure our directors and officers from various liabilities arising out of the general performance of their duties.

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our Company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our Company’s interests when the opportunity to do so arises.

Environment

Due to the nature of its activities, the Company has no adverse impact on environment.

Corporate social responsibility and donations

During the year, the Company has not made any donations.

Nature of business

The principal activity of the Company is as defined in our Global Business License – which is investment activities.

Auditors Report and Accounts

The auditors’ report is set out on pages to 19 and the consolidated statement of profit or loss and other comprehensive income is set out on page 21 of these consolidated financial statements.

Fees for financial statement audit and other services

The fees payable to statutory auditor (KPMG Mauritius) for the financial statement audit for the year amounted to USD 26,000 (2025: USD 20,000). Additionally, a fee of USD 3,750 (2025: USD 3,250) is payable to KPMG Mauritius for the issuance of a regulatory agreed upon procedure report.

Further, the fee for the audit and other services rendered by KPMG Assurance and Consulting Services LLP and its affiliates, including the subsidiaries, are as follows :

1.
Audit fee: USD 752,059 excluding outlays of USD 86,141 (2025: USD 576,864 excluding outlays of USD 84,507).
2.
Other services fee: USD 247,292 excluding outlays of USD 9,697 (2025: USD 182,320 excluding outlays of USD 8,449).

Appreciation

The Board expresses its appreciation and gratitude to all those involved for their contribution during the year.

MakeMyTrip Limited

Commentary of the Directors

Results

The results for the years ended March 31, 2025 and 2026 are as follows:

	(in ‘USD 000’)
	For the year ended March 31
Particulars	2025	2026
Total income	978,653	1,046,034
Total expenses	(858,764)	(890,059)
Finance income	28,256	27,149
Finance costs	(32,191)	(104,756)
Share of loss of equity - accounted associates	(64)	(2)
Income tax expense	(20,616)	(26,696)
Profit for the year	95,274	51,670

Statement of Directors’ responsibilities in respect of the consolidated financial statements

Mauritius Companies Act requires the directors to prepare consolidated financial statements for each financial year, which present fairly the consolidated financial position, consolidated financial performance and the consolidated cash flows of the Company. The directors are also responsible for keeping accounting records which:

•
correctly record and explain the transactions of the Company;
•
disclose with reasonable accuracy at any time the financial position of the Company; and
•
would enable them to ensure that the consolidated financial statements are in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in compliance with the requirements of the Mauritius Companies Act.

The directors confirm that they have complied with the above requirements in preparing the consolidated financial statements.

The directors have made an assessment of the Company and its subsidiaries' ability to continue as going concern and have no reason to believe that the businesses will not be going concern for the year ahead.

Auditors

The auditors, KPMG, have expressed their willingness to continue in office.

MakeMyTrip Limited

CERTIFICATE FROM THE SECRETARY

To the shareholders of MakeMyTrip Limited under section 166(d) of the Mauritius Companies Act.

We certify to the best of our knowledge and belief that we have filed with the Registrar of Companies all such returns as are required of MakeMyTrip Limited under the Mauritius Companies Act for the year ended March 31, 2026.

…………………………………………………………

For IQ EQ Corporate Services (Mauritius)

Corporate Secretary

Registered office:

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Date: August 7, 2026

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of MakeMyTrip Limited (the Group), which comprise the consolidated statement of financial position as at March 31, 2026 and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and the notes to the consolidated financial statements, comprising material accounting policies and other explanatory information, as set out on pages 21 to 101.

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of MakeMyTrip Limited as at March 31, 2026 and of its consolidated financial performance and consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in compliance with the requirements of the Mauritius Companies Act.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code), as applicable to audits of the financial statements of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with the IESBA Code.We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Consolidated Financial Statements (Continued)

Key Audit Matter (continued)

Revenue from customers Refer to the following material accounting policies and notes to the consolidated financial statements: • Material accounting policies 3(j) and Note 10
Key audit matter	How the matter was addressed in our audit

The Group provides travel products and services and its main revenue streams are air ticketing, hotel and packages and bus ticketing.

The revenue from rendering these services is recognised in profit or loss upon transfer of control of promised services to customers in an amount that reflects the consideration the Group expects to receive in exchange for those services.

Revenue consists of a significant volume of low-value transactions processed through multiple custom information technology (IT) systems.

We identified the audit approach required to ensure sufficient appropriate audit evidence was obtained in respect of revenue from customers related to air ticketing, hotels and packages, and bus ticketing as a key audit matter.

This matter required significant auditor attention because the Group’s revenue recognition process is highly automated using custom IT systems and involves the interface of significant volumes of data across multiple IT systems.

The following are the primary procedures we performed to address this key audit matter:

•
We applied auditor judgement to determine the nature and extent of procedures to be performed over each of these main revenue streams.
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We evaluated the design and implementation and tested the operating effectiveness of relevant internal controls related to the revenue recognition process.
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We involved IT professionals with specialised skills and knowledge, who assisted in testing controls related to the Group’s general information technology and application controls related to the systems utilised within the revenue recognition process.
•
For a sample of revenue transactions, we evaluated the amounts recognised for consistency with underlying documentation, including contracts with customers.

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Consolidated Financial Statements (Continued)

Key Audit Matter (continued)

Revenue from Customers Refer to the following material accounting policies and notes to the consolidated financial statements: Material accounting policies 3(j) and Note 10
Key audit matter	How the matter was addressed in our audit

Auditor judgement was required in determining the nature and extent of audit evidence obtained over the IT systems that process revenue transactions. Involvement of professionals with specialised skills and knowledge was required to assist with the determination of IT applications subject to testing and the performance and evaluation of related procedures.

Other Information

The directors are responsible for the other information. The other information comprises the Corporate Data, Corporate Governance Report, Commentary of the Directors and Certificate from the Secretary, but does not include the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Directors for the Consolidated Financial Statements

The directors are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in compliance with the requirements of the Mauritius Companies Act, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Consolidated Financial Statements (Continued)

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
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Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.
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Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.
•
Conclude on the appropriateness of the directors' use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•
Plan and perform the Group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the Group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Consolidated Financial Statements (Continued)

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements (Continued)

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Use of our Report

This report is made solely to the Group's shareholders as a body, in accordance with Section 205 of the Mauritius Companies Act. Our audit work has been undertaken so that we might state to the Group’s shareholders as a body, those matters that we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Group and the Group’s shareholders as a body, for our audit work, for this report, or for the opinions we have formed.

Report on other legal and regulatory requirements

Mauritius Companies Act

We have no relationship with or interests in the Group other than in our capacity as auditor.

We have obtained all the information and explanations we have required.

In our opinion, proper accounting records have been kept by the Group as far as it appears from our examination of those records.

KPMG Ebène, Mauritius Date: August 7, 2026	Mervyn Lam Hung Licensed by FRC

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in USD thousands)

		As at March 31
	Note	2025	2026
Assets
Property, plant and equipment	18	26,457	21,654
Intangible assets and goodwill	19	597,791	552,245
Trade and other receivables	21	8,879	9,182
Investment in equity-accounted investees	8	1,914	1,586
Other investments	9	972	12,756
Term deposits	23	2,130	17,704
Non-current tax assets, net		18,044	22,693
Deferred tax assets, net	20	106,431	70,503
Other non-current assets	25	402	75
Total non-current assets		763,020	708,398
Inventories		363	612
Contract assets	10	507	83
Current tax assets, net		9,140	—
Trade and other receivables	21	141,143	163,011
Term deposits	23	252,286	340,297
Other current assets	24	152,931	117,654
Cash and cash equivalents	22	508,898	424,826
Total current assets		1,065,268	1,046,483
Total assets		1,828,288	1,754,881
Equity
Share capital	26	56	48
Share premium	26	2,203,445	2,714,138
Other components of equity	26	(71,003)	10,773
Accumulated deficit		(929,868)	(2,792,733)
Total equity attributable to owners of the Company		1,202,630	(67,774)
Non-controlling interests		5,347	9,313
Total equity		1,207,977	(58,461)
Liabilities
Loans and borrowings	28	13,895	1,399,722
Employee benefits	32	14,705	16,477
Contract liabilities and related payables	10	175	147
Deferred tax liabilities, net	20	2,526	47,142
Other non-current liabilities	30	12,396	6,649
Total non-current liabilities		43,697	1,470,137
Bank overdraft	22	536	822
Loans and borrowings	28	222,142	5,877
Trade and other payables	31	146,999	135,777
Contract liabilities and related payables	10	120,098	113,003
Other current liabilities	29	86,839	87,726
Total current liabilities		576,614	343,205
Total liabilities		620,311	1,813,342
Total equity and liabilities		1,828,288	1,754,881

These consolidated financial statements have been approved by the Board of Directors on August 7, 2026 and signed in its behalf by:

/s/Hashim Joomye	/s/Savinilorna Payandi Pillay Ramen
Hashim Joomye Director	Savinilorna Payandi Pillay Ramen Director

The notes on pages 26 to 100 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Amounts in USD thousands, except per share data)

		For the year ended March 31
	Note	2024	2025	2026
Revenue
Air ticketing		201,246	241,529	239,948
Hotels and packages		435,542	520,411	533,063
Bus ticketing		92,693	119,361	145,271
Other revenue	11	53,043	97,035	125,709
Total revenue		782,524	978,336	1,043,991
Other income	12	770	317	2,043
Service cost
Procurement cost of hotels and packages services		210,357	246,550	240,863
Other cost of providing services		4,732	27,798	32,988
Personnel expenses	13	147,587	160,065	158,834
Marketing and sales promotion expenses		123,304	165,324	176,268
Other operating expenses	14	204,833	231,905	253,260
Depreciation, amortization and impairment	15	27,267	27,122	27,846
Results from operating activities		65,214	119,889	155,975
Finance income	16	24,365	28,256	27,149
Finance costs	16	(3,307)	32,191	104,756
Net finance income (costs)		27,672	(3,935)	(77,607)
Share of profit (loss) of equity-accounted investees	8	52	(64)	(2)
Profit before tax		92,938	115,890	78,366
Income tax benefit (expense)	17	123,805	(20,616)	(26,696)
Profit for the year		216,743	95,274	51,670
Other comprehensive income (loss), net of tax
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit liability		(964)	(642)	(423)
Equity instruments at fair value through other comprehensive income - net change in fair value		—	(452)	275
		(964)	(1,094)	(148)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations		(9,862)	(20,898)	(80,437)
		(9,862)	(20,898)	(80,437)
Other comprehensive loss for the year, net of tax		(10,826)	(21,992)	(80,585)
Total comprehensive income (loss) for the year		205,917	73,282	(28,915)
Profit (loss) attributable to:
Owners of the Company		216,801	95,101	51,804
Non-controlling interests		(58)	173	(134)
Profit for the year		216,743	95,274	51,670
Total comprehensive income (loss) attributable to:
Owners of the Company		206,059	73,255	(28,612)
Non-controlling interests		(142)	27	(303)
Total comprehensive income (loss) for the year		205,917	73,282	(28,915)
Earnings per share (in USD)
Basic	27	1.95	0.84	0.51
Diluted	27	1.74	0.83	0.36

The notes on pages 26 to 100 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital #	Share Premium #	Equity Component of Convertible Notes #	Fair Value Reserves #	Share Based Payment Reserve #	Foreign Currency Translation Reserve #	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2023	53	2,057,362	31,122	368	176,836	(168,189)	(1,227,986)	869,566	6,490	876,056
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	—	—	216,801	216,801	(58)	216,743
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(9,777)	—	(9,777)	(85)	(9,862)
Remeasurements of defined benefit liability	—	—	—	—	—	—	(965)	(965)	1	(964)
Total other comprehensive income (loss)	—	—	—	—	—	(9,777)	(965)	(10,742)	(84)	(10,826)
Total comprehensive income (loss) for the year	—	—	—	—	—	(9,777)	215,836	206,059	(142)	205,917
Transactions with owners of the Company
Contributions by owners
Share-based payment	—	—	—	—	37,962	—	—	37,962	27	37,989
Issue of ordinary shares on exercise of share based awards	2	103,855	—	—	(97,862)	—	—	5,995	—	5,995
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(52)	—	52	—	—	—
Total contributions by owners	2	103,855	—	—	(59,952)	—	52	43,957	27	43,984
Changes in ownership interests
Acquisition of non-controlling interest without a change in control (refer note 7 (a))	—	—	—	—	—	(229)	(418)	(647)	(1,762)	(2,409)
Acquisition of subsidiary with non-controlling interest (refer note 7 (b))	—	—	—	—	—	—	—	—	950	950
Recognition of financial liability for acquisition of non-controlling interest (refer note 7 (b))	—	—	—	—	—	—	(7,311)	(7,311)	—	(7,311)
Change in fair value of financial liability for acquisition of non-controlling interests (refer note 7 (b), 29 and 34)	—	—	—	—	—	(78)	(691)	(769)	—	(769)
Total changes in ownership interests	—	—	—	—	—	(307)	(8,420)	(8,727)	(812)	(9,539)
Total transactions with owners of the Company	2	103,855	—	—	(59,952)	(307)	(8,368)	35,230	(785)	34,445

Balance as at March 31, 2024	55	2,161,217	31,122	368	116,884	(178,273)	(1,020,518)	1,110,855	5,563	1,116,418
# refer note 26

The notes on pages 26 to 100 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY- (Continue)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital #	Share Premium #	Equity Component of Convertible Notes #	Treasury Shares Reserve #	Fair Value Reserves #	Share Based Payment Reserve #	Foreign Currency Translation Reserve #	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2024	55	2,161,217	31,122	—	368	116,884	(178,273)	(1,020,518)	1,110,855	5,563	1,116,418
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	—	—	—	95,101	95,101	173	95,274
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(20,767)	—	(20,767)	(131)	(20,898)
Equity instruments at fair value through other comprehensive income- net change in fair value	—	—	—	—	(452)	—	—	—	(452)	—	(452)
Remeasurements of defined benefit liability	—	—	—	—	—	—	—	(627)	(627)	(15)	(642)
Total other comprehensive income (loss)	—	—	—	—	(452)	—	(20,767)	(627)	(21,846)	(146)	(21,992)
Total comprehensive income (loss) for the year	—	—	—	—	(452)	—	(20,767)	94,474	73,255	27	73,282
Transactions with owners of the Company
Contributions by owners
Share based payment	—	—	—	—	—	36,783	—	—	36,783	92	36,875
Issue of ordinary shares on exercise of share based awards	1	42,228	—	—	—	(35,220)	—	—	7,009	—	7,009
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	—	(35)	—	248	213	(213)	—
Settlement of share based arrangement (refer note 33 (d) (i))	—	—	—	—	—	—	—	—	—	(122)	(122)
Treasury shares acquired #	—	—	—	(21,722)	—	—	—	—	(21,722)	—	(21,722)
Total contributions by owners	1	42,228	—	(21,722)	—	1,528	—	248	22,283	(243)	22,040
Changes in ownership interests
Change in fair value of financial liability for acquisition of non-controlling interests (refer note 7 (b), 29 and 34)	—	—	—	—	—	—	309	(4,072)	(3,763)	—	(3,763)
Total changes in ownership interests	—	—	—	—	—	—	309	(4,072)	(3,763)	-	(3,763)
Total transactions with owners of the Company	1	42,228	—	(21,722)	—	1,528	309	(3,824)	18,520	(243)	18,277

Balance as at March 31, 2025	56	2,203,445	31,122	(21,722)	(84)	118,412	(198,731)	(929,868)	1,202,630	5,347	1,207,977
# refer note 26

The notes on pages 26 to 100 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY- (Continued)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital #	Share Premium #	Equity Component of Convertible Notes #	Treasury Shares Reserve #	Fair Value Reserves #	Share Based Payment Reserve #	Foreign Currency Translation Reserve #	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2025	56	2,203,445	31,122	(21,722)	(84)	118,412	(198,731)	(929,868)	1,202,630	5,347	1,207,977
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	—	—	—	51,804	51,804	(134)	51,670
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(80,288)	—	(80,288)	(149)	(80,437)
Equity instruments at fair value through other comprehensive income- net change in fair value	—	—	—	—	275	—	—	—	275	—	275
Remeasurements of defined benefit liability	—	—	—	—	—	—	—	(403)	(403)	(20)	(423)
Total other comprehensive income (loss)	—	—	—	—	275	—	(80,288)	(403)	(80,416)	(169)	(80,585)
Total comprehensive income (loss) for the year	—	—	—	—	275	—	(80,288)	51,401	(28,612)	(303)	(28,915)
Transactions with owners of the Company
Contributions by owners
Share based payment	—	—	—	—	—	23,428	—	—	23,428	138	23,566
Issue of ordinary shares on exercise of share based awards	*	13,637	—	—	—	(12,309)	—	—	1,328	—	1,328
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	—	(102)	—	102	—	—	—
Issue of convertible notes (refer note 28)	—	—	241,728	—	—	—	—	—	241,728	—	241,728
Issue of ordinary shares (refer note 26)	9	1,621,010	—	—	—	—	—	—	1,621,019	—	1,621,019
Repurchase of own shares (refer note 26)	(17)	(1,123,954)	—	—	—	—	—	(1,914,846)	(3,038,817)	—	(3,038,817)
Repurchase of convertible notes (refer note 28)	—	—	(678)	—	—	—	—	361	(317)	—	(317)
Treasury shares acquired #	—	—	—	(91,729)	—	—	—	—	(91,729)	—	(91,729)
Total contributions by owners	(8)	510,693	241,050	(91,729)	—	11,017	—	(1,914,383)	(1,243,360)	138	(1,243,222)
Changes in ownership interests
Acquisition of subsidiaries with non-controlling interest (refer note 7 (d))	—	—	—	—	—	—	—	—	—	4,842	4,842
Recognition of financial liability for acquisition of non-controlling interest (refer note 29 (b))	—	—	—	—	—	—	—	(1,822)	(1,822)	(711)	(2,533)
Change in fair value of financial liability for acquisition of non-controlling interests (refer note 7 (b), 29 and 34)	—	—	—	—	—	—	1,451	1,939	3,390	—	3,390
Total changes in ownership interests	—	—	—	—	—	—	1,451	117	1,568	4,131	5,699
Total transactions with owners of the Company	(8)	510,693	241,050	(91,729)	—	11,017	1,451	(1,914,266)	(1,241,792)	4,269	(1,237,523)

Balance as at March 31, 2026	48	2,714,138	272,172	(113,451)	191	129,429	(277,568)	(2,792,733)	(67,774)	9,313	(58,461)
# refer note 26

*Less than 1

The notes on pages 26 to 100 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in USD thousands)

	For the year ended March 31
	2024	2025	2026
Cash flows from operating activities
Profit for the year	216,743	95,274	51,670
Adjustments for:
Depreciation	7,436	9,110	9,795
Amortization	19,809	18,012	18,051
Impairment of intangible assets	22	—	—
Impairment provision for non-financial assets	10,047	—	—
Intangible assets written off	982	1,481	1,755
Gain on discontinuation of equity accounted investments	—	—	(1,361)
Net gain on de-recognition of property, plant and equipment	(132)	(61)	(141)
Gain on lease modification	(12)	(20)	(63)
Net finance (income) costs	(27,672)	3,935	77,607
Share of (profit) loss of equity-accounted investees	(52)	64	2
Share based payment	36,963	36,018	22,976
Income tax (benefit) expense	(123,805)	20,616	26,696
Operating cash flows before changes in following assets and liabilities	140,329	184,429	206,987
Changes in:
Inventories	(195)	(145)	(273)
Trade and other receivables and contract assets	(25,112)	(52,424)	(22,596)
Other assets	(42,455)	427	29,736
Trade and other payables and contract liabilities and related payables	42,524	51,183	(32,776)
Employee benefits	1,705	2,272	2,736
Other liabilities	18,608	5,092	3,084
Cash generated from operating activities	135,404	190,834	186,898
Income tax paid, net	(9,664)	(5,548)	(4,361)
Net cash generated from operating activities	125,740	185,286	182,537
Cash flows from investing activities
Interest received	21,935	24,747	23,279
Acquisition of property, plant and equipment (refer note (a) below)	(5,904)	(4,473)	(4,511)
Acquisition of intangible assets	(6,920)	(7,289)	(10,015)
Proceeds from sale of property, plant and equipment	389	437	1,288
Redemption of term deposits	345,903	403,195	347,899
Investment in term deposits	(423,612)	(379,211)	(460,902)
Acquisition of subsidiary/business,net of cash acquired (refer note 7(b)-7(d) and note (b) below)	(6,476)	(10,394)	(11,941)
Loan given to equity-accounted investee received back (refer note 37)	24	24	—
Payment of contingent consideration (refer note 7 (c))	—	—	(566)
Investment in equity securities (refer note 9)	—	—	(10,300)
Acquisition of other securities measured at fair value through profit or loss	(11)	(73)	(39)
Income tax paid on term deposits	(918)	(519)	(1,273)
Net cash generated from (used in) investing activities	(75,590)	26,444	(127,081)
Cash flows from financing activities
Proceeds from issuance of ordinary shares (refer note 26)	—	—	1,656,000
Proceeds from issuance of convertible notes due 2030 (refer note 28)	—	—	1,437,500
Payment towards repurchase of own shares (refer note 26)	—	—	(3,038,817)
Direct cost incurred in relation to issuance of ordinary shares and convertible notes due 2030	—	—	(57,933)
Repurchase of convertible notes (refer note 28)	—	—	(4,642)
Repurchase of treasury shares (refer note 26)	—	(21,722)	(91,729)
Acquisition of non-controlling interest (refer note 7(a))	(7,427)	—	—
Settlement of share based arrangement (refer note 33 (d) (i))	—	(122)	—
Proceeds from issuance of shares on exercise of share based awards	5,995	7,009	1,328
Proceeds from bank loans (refer note 28)	2,114	—	—
Repayment of bank loans (refer note 28)	(1,009)	(1,455)	(1,778)
Payment of principal portion of lease liabilities (refer note 28)	(3,105)	(3,763)	(4,688)
Interest paid, including finance and other charges (refer note 16 and 28)	(2,804)	(2,838)	(2,646)
Net cash used in financing activities	(6,236)	(22,891)	(107,405)
Net increase (decrease) in cash and cash equivalents	43,914	188,839	(51,949)
Cash and cash equivalents at beginning of the year	284,018	327,065	508,362
Effect of exchange rate fluctuations on cash held	(867)	(7,542)	(32,409)
Cash and cash equivalents at end of the year (refer note 22)	327,065	508,362	424,004
Supplementary information: non-cash transactions
(a) Property, plant and equipment acquired through secured bank loans (refer note 28)	—	2,435	1,201
(b) Transfer of right to receive collection from trade receivables used to settle purchase consideration (refer note 7 (c))	—	803	—

The notes on pages 26 to 100 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements

(Amounts in USD thousands, except per share data and share count)

1)
REPORTING ENTITY

MakeMyTrip Limited (the “Parent Company”) together with its subsidiaries and equity-accounted investees (collectively, “the Company” or “the Group”) is primarily engaged in the business of selling travel products and solutions through its subsidiaries in India, the United States of America, Singapore, Malaysia, Thailand, the United Arab Emirates, Peru, Colombia, Vietnam, Cambodia, the Kingdom of Saudi Arabia and Indonesia. The Group offers its customers the entire range of travel services including ticketing, tours and packages, hotels and other travel related services.

The Company is a public limited company incorporated and domiciled in Republic of Mauritius and has its registered office at IQ EQ Corporate Services (Mauritius) Limited, 33, Edith Cavell Street, Port Louis, Republic of Mauritius. The Company’s ordinary shares representing equity shares are listed on the Nasdaq.

2)
BASIS OF ACCOUNTING

(a)
Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with the Mauritius Companies Act. Accounting policies have been applied consistently to all periods presented in these consolidated financial statements, except as mentioned otherwise.

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on August 7, 2026.

(b)
Basis of Measurement

The consolidated financial statements have been prepared on the historical cost and on an accrual basis, except for the following material items:

•
equity securities at fair value through other comprehensive income, equity securities and other securities at fair value through profit or loss and financial liabilities at fair value through profit or loss.
•
net defined benefit liability measured at the present value of the defined benefit obligation less fair value of plan assets.
•
contingent consideration assumed in a business combination at fair value through profit or loss.

(c)
Functional and Presentation Currency

These consolidated financial statements are presented in U.S. Dollar (USD), which is the Parent Company’s functional currency. All amounts have been rounded to the nearest thousands, unless otherwise indicated.

The functional currency of subsidiaries is the currency of the primary economic environment in which each subsidiary operates and is normally the currency in which each subsidiary primarily generates and expends cash.

(d)
Use of Judgements and Estimates

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised prospectively.

i)
Judgements

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the consolidated financial statements is included in the following notes:

2)
BASIS OF ACCOUNTING – (Continued)

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

(d)
Use of Judgements and Estimates – (Continued)
i)
Judgements - (Continued)

Note 10 - Recognition of revenue on gross/net basis: Recognition of revenue from customers on gross/net basis requires judgement based on the underlying travel services provided.

Note 10 – Revenue recognition: expected usage of loyalty program benefits: Under its customer loyalty programs, the Group allocates a portion of the consideration received to loyalty points that are redeemable against any future purchases of the Group’s services. This allocation is based on the relative standalone selling prices and considering breakages. Judgement is required to determine the standalone selling price for each distinct performance obligation.

Note 17 and 20 – Income taxes: Significant judgment is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. Further, the Group takes into account the impact of uncertain tax positions in determining the amount of current and deferred tax. This assessment involves a series of judgements about future events.

Note 19 – Determination of Cash Generating Unit (CGU): For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Judgement is involved in determining the CGU/grouping of CGUs for allocation of goodwill and other assets.

Note 19 – Technology related development costs: The Group capitalizes technology related development costs. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed.

Note 28 – Convertible Notes: The Group has applied its judgement in determining the expected future life of the instrument.

Note 36 – Lease term: The Group has an option to extend the term of lease at the end of lock-in period in most of its leases. The Group makes a judgement, by considering future economic incentives for exercising the extension option in order to ensure reasonable certainty.

ii)
Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties as at March 31, 2026 that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes:

Note 7 - Acquisition of subsidiary: fair value of the consideration transferred and fair value of the assets acquired and liabilities assumed: These valuations are conducted by external valuation experts and are based on information available at the acquisition date along with expectations and assumptions that have been deemed reasonable by management. Changes in these estimates, and assumptions can materially affect the results of operations.

Note 10 – Revenue recognition: estimate regarding incentive payment from travel suppliers: Contracts with travel suppliers can include incentive payments which are estimated at inception and are adjusted at the end of each reporting period as additional information becomes available only to the extent that it is probable that a significant reversal of any incremental revenue will not occur.

Note 14 – Recognition and measurement of provisions and contingencies: The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. The Group is involved in various legal and tax matters, the outcome of which may not be favorable to the Group. Management in consultation with the legal, tax and other advisors assesses the likelihood that a pending claim will succeed. The Group recognises liabilities based on whether additional amounts will be payable and includes contingent liabilities where economic outflows are considered possible but not probable.

Note 17 and 20 – Deferred taxes: In assessing the realizability of deferred tax assets, management considers availability of future taxable profits against which deductible temporary differences and tax losses carried forward can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

2)
BASIS OF ACCOUNTING – (Continued)

(d)
Use of Judgements and Estimates – (Continued)
ii)
Assumptions and estimation uncertainties - (Continued)

Note 19 – Useful life of intangible assets: The useful lives of Group's intangible assets are determined by management at the time the asset is acquired based on historical experience, after considering market conditions, industry practice, technological developments, obsolescence and other factors. However, changes in economic conditions of the markets, competition and technology, among others, are unpredictable and they may significantly impact the useful lives.

Note 19 – Impairment test of intangible assets and goodwill: key assumptions underlying recoverable amounts, including the recoverability of development costs: In calculating the value in use for the purpose of impairment, the Group is required to make significant estimates and assumptions inter-alia concerning the growth in earnings before interest, taxes, depreciation and amortisation (“EBITDA”) margins, long-term growth rates, terminal growth, adjusted margin growth rate and discount rates to reflect the risks involved.

Note 24 – Impairment and recoverability of advances to suppliers: In calculating the recoverability of the advances to suppliers, the Group is required to make significant judgements, estimates and assumptions inter-alia concerning the continuous operations of our suppliers, security of the advances and utilization in the future period to reflect the risks involved.

Note 32 – Measurement of defined benefit obligations: key actuarial assumptions: The cost of the defined benefit plans and compensated absences along with the present value of the defined benefit obligations are based on actuarial valuation. These include the determination of the discount rate, future salary increases, withdrawal rates and mortality rates. The actuarial assumptions used by the Company may differ materially from actual results in future periods due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates, or longer or shorter participant life spans.

Note 33 – Share based payments: The share based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

(e)
Current/non-current classification

All assets and liabilities are classified into current and non-current.

Assets

An asset is classified as current when it satisfies any of the following criteria:

a)
it is expected to be realised in, or is intended for sale or consumption in, the company’s normal operating cycle;
b)
it is held primarily for the purpose of being traded;
c)
it is expected to be realised within 12 months after the reporting date; or
d)
it is cash or cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least 12 months after the reporting date.

Current assets include the current portion of non-current assets.

All other assets are classified as non-current.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

2)
BASIS OF ACCOUNTING – (Continued)

(e)
Current/non-current classification – (Continued)

Liabilities

A liability is classified as current when it satisfies any of the following criteria:

a)
it is expected to be settled in the company’s normal operating cycle;
b)
it is held primarily for the purpose of being traded;
c)
it is due to be settled within 12 months after the reporting date; or
d)
it does not have right at the end of the reporting period to defer settlement of the liability for the at least twelve months after the reporting period.

Current liabilities include current portion of non-current liabilities.

All other liabilities are classified as non-current.

Operating cycle

Operating cycle is the time between the acquisition of assets for processing/servicing, and their realization in cash or cash equivalents.

3)
MATERIAL ACCOUNTING POLICIES

The accounting policies have been applied consistently to all periods presented in these consolidated financial statements, except as mentioned otherwise.

(a)
Basis of Consolidation

i)
Subsidiaries

The Group consolidates entities which Parent Company controls. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Entities are consolidated from the date on which control commences until the date on which control ceases.

ii)
Investment in Equity- Accounted Investees

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligation of its liabilities.

Interests in associates and joint venture are accounted for using the equity method. Under the equity method of accounting, the investments are initially recognised at cost which includes transaction costs and adjusted thereafter to recognise the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates are recognised as a reduction in the carrying amount of the investment. Where the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other long-term unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the other entity.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(a)
Basis of Consolidation – (Continued)

ii)
Investment in Equity- Accounted Investees – (Continued)

The consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of equity-accounted investees, other adjustments to align the accounting policies with those of the Group, from the date on which significant influence or joint control commences until the date on which significant influence or joint control ceases.

iii)
Non-controlling Interests

Non-controlling interests are measured initially at their proportionate share of the acquiree's identifiable net assets at the acquisition date.

Subsequent to acquisition, the carrying amount of non-controlling interest is the amount of those interests at initial recognition plus the non-controlling interest’s share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if it results in the non-controlling interest having a deficit balance. Changes in the Group's interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. When the Group loses control over a subsidiary, it derecognizes assets and liabilities of the subsidiary, and any related non-controlling interests and other components of equity. Any resulting gain or loss is recognized in the profit or loss. Any interest retained in the former subsidiary is remeasured at fair value when control is lost.

Acquisition of some portion or all the non-controlling interests is accounted for as a transaction with equity holders in their capacity as equity holders. Consequently, the difference arising between the fair value of the purchase consideration and the carrying value of the non-controlling interests is recorded as an adjustment to retained earnings that is attributable to the Parent Company. The associated cash flows are classified as financing activities. No goodwill is recognized as a result of such transactions.

iv)
Transactions Eliminated on Consolidation

Intra-group balances and transactions, and any unrealized income and expenses (except foreign currency transaction gains or losses) arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(b)
Business Combinations

The Group accounts for business combinations using the acquisition method as at the acquisition date when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The cost of an acquisition is measured at the fair value of the identified assets acquired, equity instruments issued and liabilities incurred or assumed at the date of acquisition, including contingent liabilities. The cost of acquisition also includes the fair value of contingent consideration and deferred consideration, if any. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

(3) MATERIAL ACCOUNTING POLICIES – (Continued)

(b) Business Combinations - (Continued)

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the

Group re-assesses whether it has correctly identified all the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss.

Transaction costs incurred in connection with a business combination are expensed as incurred, except if related to the issue of debt or equity securities.

If share based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

(c)
Foreign Currency

i)
Foreign Currency Transactions

Transactions in foreign currencies are translated into the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences arising on translation are presented with finance costs in profit or loss, except for the differences on investment in equity securities designated at Fair Value through Other Comprehensive Income wherein any exchange component of gain or loss is recognized in Other Comprehensive Income (OCI) (except on impairment, in which case foreign currency differences that have been recognised in OCI are reclassified to profit or loss). Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

ii)
Foreign Operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to USD at the exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at average exchange rates applicable during the period.

Foreign currency differences are recognized in other comprehensive income as foreign currency translation reserve (FCTR). However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the translation difference is allocated to non-controlling interest. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(d)
Financial Instruments

i)
Recognition and initial measurement

Trade receivables and debt securities issued are initially recognised when they are originated. All other financial assets and financial liabilities are initially recognised when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at Fair Value through Profit or Loss, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

ii)
Classification and subsequent measurement

Financial assets

On initial recognition, a financial asset is classified as measured at: amortised cost; Fair Value through Other Comprehensive Income (“FVOCI”) – debt investment; FVOCI – equity investment; or Fair Value Through Profit or Loss (“FVTPL”).

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

•
it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•
it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment, which meets the definition of equity under IAS 32 Financial Instruments: Presentation and not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin. In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

(3) MATERIAL ACCOUNTING POLICIES – (Continued)

(d)
Financial Instruments – (Continued)

ii) Classification and subsequent measurement – (Continued)

Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest – (Continued)

financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

•
contingent events that would change the amount or timing of cash flows;
•
terms that may adjust the contractual coupon rate, including variable-rate features;
•
prepayment and extension features; and
•
terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).

Financial assets – Subsequent measurement and gains and losses

Financial assets at amortised cost

These assets are subsequently measured at amortised cost using the effective interest method. The gross carrying amount is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Financial assets at FVTPL

These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortised cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognised in profit or loss. Other financial liabilities are subsequently measured at amortised cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognised in profit or loss. Any gain or loss on derecognition is also recognised in profit or loss.

Where the Group has written a put option over non-controlling interests requiring the Group to purchase ownership interests in a subsidiary for cash or another financial asset, the Group recognises financial liability in accordance with IAS 32. The put option liability is initially measured at the present value of the estimated redemption amount payable under the contractual arrangement. At initial recognition, the Group assesses whether the non-controlling shareholders continue to have present access to the returns associated with the underlying ownership interests, including whether the ownership risks and rewards of such interests remain with them. Where the non-controlling shareholders continue to have

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

(3) MATERIAL ACCOUNTING POLICIES – (Continued)

(d) Financial Instruments – (Continued)

ii) Classification and subsequent measurement – (Continued)

Financial liabilities – Classification, subsequent measurement and gains and losses - (Continued)

present access to such returns, the non-controlling interests continue to be recognised and the corresponding debit on recognition of the liability is recognised directly in equity attributable to owners of the parent. Where the non-controlling shareholders no longer have present access to such returns, the arrangement is accounted for as if the underlying non

-controlling interests had been acquired at inception. Accordingly, the related non-controlling interests are derecognised and any difference between their carrying amount and the recognised financial liability is recognised directly in equity attributable to owners of the parent. Subsequently, the Group measures the put option liability at fair value at each reporting date. The Group has elected, as an accounting policy, to recognise all subsequent changes in the carrying amount of such liabilities directly within equity.

iii)
Derecognition

Financial assets

The Group derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Financial liabilities

The Group derecognises a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognised at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognised in profit or loss.

iv)
Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

v)
Share Capital

Ordinary shares

Ordinary shares are classified as equity with par value of $0.0005 per share. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity net of any tax effects.

Class B Convertible Ordinary Shares

Class B Convertible Ordinary shares (“Class B shares”) are classified as equity with par value of $0.0005 per share. The terms of issue generally provide that the Class B shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. Class B shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B shares to another party.

Incremental costs directly attributable to the issue of Class B shares are recognized as a deduction from equity.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

(3) MATERIAL ACCOUNTING POLICIES – (Continued)

(d) Financial Instruments – (Continued)

v) Share Capital – (Continued)

Repurchase of share capital (treasury shares)

When share capital is repurchased, the amount of consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury shares reserve.

Income tax relating to transcation cost of an equity transaction is accounted for in accordance with IAS 12.

vi) Compound financial instruments

Compound financial instruments issued by the Group comprise convertible notes denominated in USD that can be converted to ordinary shares at the option of the holder at any point of time till the date of mandatory conversion. The number of shares to be issued is fixed and is subject to certain adjustments in connection with a make-whole fundamental change or any conversion rate adjustments (in each case, as described in the indenture relating to the convertible notes and does not vary with changes in fair value. The liability component of compound financial instruments is initially recognised at the fair value of a similar liability that does not have an equity conversion option. The equity component is initially recognised at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The equity component of a compound financial instrument is not remeasured. Interest related to financial liability is recognised in profit or loss. In case of any change in estimate related to expectations or timing of the repayment, new carrying amount of liability component is recalculated based on re-estimated cash flows discounted at the original effective rate and any difference in the carrying amounts is recognised in profit or loss.

(e)
Property, Plant and Equipment

i) Recognition and Measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost includes expenditure that is directly attributable to the acquisition of the asset. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within “other income/other operating expenses” in the profit or loss and other comprehensive income.

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date and the cost of property, plant and equipment not ready to use before such date are disclosed as capital work in progress under property,

plant and equipment.

Items of property, plant and equipment acquired in a business combination are measured at fair value as at the date of acquisition.

ii) Subsequent Costs

Subsequent expenditure is recognized as an increase in the carrying amount of the asset when it is probable that future economic benefits deriving from the cost incurred will flow to the entity and the cost of the item can be reliably determined.

The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

(3) MATERIAL ACCOUNTING POLICIES – (Continued)

(e) Property, Plant and Equipment – (Continued)

iii) Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset or other amount substituted for cost, less its residual value.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives for each component of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Land is not depreciated.

The estimated useful lives of assets for the current and comparable period are as follows:

• Computers	3-6 years
• Furniture and fixtures	5-6 years
• Office equipment	1-7 years
• Motor vehicles	3-7 years
• Building (owned)	20 years

Leasehold improvements are depreciated over the lease term or useful lives of the leasehold improvements, whichever is shorter.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted as appropriate.

(f)
Intangible Assets and Goodwill

i)
Goodwill

Goodwill represents excess of the cost of acquisition over the Group’s share in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If the excess is negative, a bargain purchase gain is recognized immediately in profit or loss. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses.

ii)
Technology related Development Cost

Technology related development costs incurred by the Group are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenses incurred during the development stage. The costs related to planning and post implementation phases of development are expensed as incurred.

Expenditure on research activities is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes.

Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the employee costs and overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing cost.

iii)
Other Intangible Assets

Other intangible assets mainly comprise intangible assets including customer relationship, brand/trade mark and non-compete acquired in a business combination and software that are acquired by the Group.

Software has finite useful lives and is measured at cost less accumulated amortization and accumulated impairment losses. Cost includes any directly attributable expenses necessary to make the assets ready for use.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

(3) MATERIAL ACCOUNTING POLICIES – (Continued)

(f) Intangible Assets and Goodwill – (Continued)

iii) Other Intangible Assets - (Continued)

Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, these intangible assets are carried at cost less any accumulated amortization and impairment losses, if any.

iv)
Subsequent Expenditure

Subsequent expenditure is capitalized only when it is probable that future economic benefits derived from the cost incurred will flow to the entity and the cost of the item can be reliably determined. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

v)
Amortization

Amortization of intangible assets, other than goodwill, is calculated over the cost of the intangible assets, or other amount substituted for cost, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative period are as follows:

• Technology related development costs	2-5 years
• Software	3-5 years
• Customer – related intangible assets (Customer Relationship)	7-10 years
• Contract – related intangible assets (Non-Compete)	5-6 years
• Marketing – related intangible assets (Brand / Trade Mark)	7-10 years
• Others	5 years

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted as appropriate.

(g)
Impairment

i)
Non-derivative financial assets

Financial instruments and contract assets

The Group recognises loss allowances for Expected Credit Loss("ECL") on:

•
financial assets measured at amortised cost;
•
debt investments measured at FVOCI; and
•
contract assets.

The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured as 12-month ECLs:

•
debt securities that are determined to have low credit risk at the reporting date; and
•
other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

The Group has elected to measure loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)
(g)
Impairment – (Continued)
i)
Non-derivative financial assets – (Continued)

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information.

The Group assumes that the credit risk on a financial asset (other than trade receivables without significant financing component) has increased significantly if it is more than 30 days past due.

The Group considers a financial asset to be in default when:

•
the debtor is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held); or
•
the financial asset is more than 90 days past due.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortised cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Presentation of allowance for ECL in the consolidated statement of financial position

Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of assets.

For debt securities at FVOCI, the loss allowance is recognised in other comprehensive income.

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For customers, the Group makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

ii)
Non-financial assets

The carrying amounts of the Group’s non-financial assets, primarily property, plant and equipment, technology related development costs, advances to suppliers and other intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated to that level at which impairment testing is performed which reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to the group of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset or CGU.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)
(g)
Impairment – (Continued)
ii)
Non-financial assets – (Continued)

An impairment loss is recognized if the carrying amount of an asset or (CGU) exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(h)
Employee Benefits
i)
Defined contribution plans

Obligations for contributions to defined contribution plans are recognized as personnel expense in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

ii)
Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s gratuity scheme is a defined benefit plan. The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed half yearly by a qualified actuary using the projected unit credit method. When the calculation results in a potential asset for the Group, the recognised asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognised immediately in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the year to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognised in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognised immediately in profit or loss. The Group recognises gains and losses on the settlement of a defined benefit plan when the settlement occurs.

The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.

iii)
Other long-term employee benefits

Benefits under the Group’s compensated absences policy constitute other long term employee benefits.

The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which benefits are expected to be paid. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in profit or loss in the period in which they arise.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3) MATERIAL ACCOUNTING POLICIES – (Continued)

(h)
Employee Benefits - (Continued)

iv)
Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

v)
Share based payment

The grant date fair value of share based payment awards granted to employees is recognized as personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, as a separate component in equity.

(i)
Provisions and Contingent Liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognized as finance cost.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation.

A provision for onerous contracts is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract, which is determined based on incremental costs of fulfilling the obligation under the contract and an allocation of other costs directly related to fulfilling the contract.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)
(j)
Revenue from contracts with customers

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the profit or loss upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. This is generally the case: 1) during the service period for tours and packages, 2) date of check-in for hotel booking business, 3) on the issuance of the ticket in the case of sale of airline tickets, 4) date of issuance of bus tickets, and 5) date of completion of trip in case of car bookings. The Group considers both the traveler and travel supplier to be its customers.

Income from the sale of tickets (airline, bus and rail) including convenience fees, commission and fees earned is recognized as an agent on a net basis when the traveler books the ticket as the performance obligation is satisfied by the Group on issuance of ticket to the traveler. During the quarter ended March 31, 2025, the Group began recognizing bus ticketing revenue at the time of issuance of bus tickets due to changes in underlying arrangements with our suppliers. Previously, the Group recognized bus ticketing revenue on the date of the bus journey.

Income from hotel reservations including commission earned and convenience fees is recognized on a net basis as an agent on the date of check-in as the performance obligation is satisfied by the Group on the date of check-in by the traveler.

Income from tours and packages, including income on airline tickets sold to the travelers as a part of tours and packages is accounted on gross basis as the Group controls the services before such services are transferred to the traveler.

Income from sale of airline tickets, hotel reservations, bus ticketing and rail ticketing is recorded on net basis (i.e., the amount billed to a traveler less amount paid to a supplier), as the supplier is primarily responsible for providing the underlying travel services and the Group does not control the service provided by the supplier to the traveler.

Income from hotels and packages also includes amounts received from hotel suppliers against online promotions of hotels brands on the Company’s platforms.

Income from car bookings is accounted on gross basis, where the Company act as an principal and on net basis, where the

Company act as an agent.

Revenue relating to contracts with travel suppliers which include incentive payments are accounted for as variable consideration when the amount of revenue to be recognized can be estimated to the extent that it is probable that a significant reversal of any incremental revenue will not occur.

Income from other sources of the Group, primarily comprising advertising revenue, fees for facilitating access to its internet based platforms to travel insurance companies and brand alliance fees are recognized as the services are performed as per the terms of the contracts with respective supplier.

The Group provides loyalty programs under which participating customers earn loyalty points on current transactions that can be redeemed for future qualifying transactions. Under its customer loyalty programs, the Group allocates a portion of the consideration received to loyalty points that are redeemable against any future purchases of the Group’s services. This allocation is based on the relative stand-alone selling prices and considering breakages. The amount allocated to the loyalty program is deferred and is recognised as revenue when loyalty points are redeemed or expire.

Revenue is recognized net of cancellations, refunds, discounts, incentives and taxes. However, when the discount and other incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the discount/incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses.

In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by the Company on such tickets is reversed and is netted off from the revenue earned during the fiscal period at the time the cancellation is made by the customers. The revenue from the sale of tours and packages and hotel reservations is recognized during the service period and check-in date respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availment of services by the customer in these services.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(k)
Marketing and Sales Promotion Costs

Marketing and sales promotion costs comprise of internet, television, radio and print media advertisement costs as well as event driven promotion cost for Group’s products and services. These costs include online video and display advertising on websites, television, print formats, search engine marketing, referrals from meta search and travel research websites and any other media cost such as public relations and sponsorships. Additionally, the Group also incurs customer inducement costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost. Such customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms are recorded as a reduction/deferral of revenue. In addition, when the discount and other incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the discount/incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses.

(l)
Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether: (1) the contract involves the use of an identified asset (2) the Group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the Group has the right to direct the use of the asset.

As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property, the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the lease commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of asset leased.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)
(l)
Leases – (Continued)

Lease payments included in the measurement of the lease liability comprise the following:

•
fixed payments, including in-substance fixed payments;
•
variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•
amounts expected to be payable under a residual value guarantee; and
•
the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is subsequently measured at amortised cost using the effective interest method.

Lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Further, where a lease contract is modified and the lease modification is not accounted for as a separate lease, the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification. Where the scope of the lease is decreased, corresponding impact is made on the carrying amount of the related right-of-use asset to reflect the partial or full termination of the lease for lease modifications and gain or loss relating to the partial or full termination of the lease recognised in statement of profit or loss. Where the scope of the lease is not decreased, corresponding adjustment is made to the related right-of-use asset with no impact on consolidated statement of profit or loss.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and ‘lease liabilities’ in loans and borrowings in the consolidated statement of financial position.

(m)
Finance Income and Costs

Finance income comprises interest income on funds invested, foreign currency gains (net) and change in financial asset.

Finance costs comprise interest expense on borrowings, foreign currency losses (net), change in financial asset/liability, impairment losses recognized on financial assets, including trade and other receivables and cost related to public offerings. Foreign currency gains and losses are reported on a net basis.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Interest income and cost is recognized as it accrues in profit or loss, using the effective interest method.

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•
the gross carrying amount of the financial asset; or
•
the amortised cost of the financial liability.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)
(n)
Income Taxes

Income tax expense comprises current and deferred tax. Current and deferred tax is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or other comprehensive income, in which case it is recognized in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized for the following temporary differences:

•
the initial recognition of assets or liabilities in a transaction that is not a business combination and at the time of transaction affects neither accounting nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences,
•
arising on the initial recognition of the goodwill and differences relating to investments in subsidiaries, associates to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for unused tax losses and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Unrecognised deferred tax assets are reassessed at each reporting date and recognised to the extent that it has become probable that future taxable profits will be available against which they can be used.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(o)
Earnings (Loss) Per Share ("EPS")

The Group presents basic and diluted EPS data for its ordinary shares (including Class B shares). Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders (including Class B shareholders) of the Company by the weighted average number of ordinary shares (including Class B shares) outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders (including Class B shareholders) and the weighted average number of ordinary shares (including Class B shares) outstanding after adjusting for the effects of all potential dilutive items.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(p)
Operating Segments

In accordance with IFRS 8 – Operating Segments, the operating segments used to present segment information are identified on the basis of internal reports used by the Group’s management to allocate resources to the segments and assess their performance. An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Results of the operating segments are reviewed regularly by the Group’s executive officers comprising of Group Chief Executive Officer,Group Chief Operating Officer (from September 23, 2005) and Group Chief Financial Officer (up to September 22, 2025) , which has been identified as the chief operating decision maker (CODM), to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

The Group has three reportable segments, i.e. air ticketing, hotels and packages and bus ticketing. In addition, the Group has made relevant entity-wide disclosures (refer note 6).

Segment results that are reported to the CODM include items directly attributable to a segment.

Revenue directly attributable to the segments is considered segment revenue. Income from tours and packages is measured on a gross basis and any commission earned on hotel reservations booked is recognized on a net basis as an agent on the date of check in. Segment revenue of air ticketing segment is measured on a net basis. Segment revenue of bus ticketing segment is measured on a net basis as an agent on the date of booking (also refer note 3 (j)). For the purposes of the CODM review, Adjusted Margin, the segment profitability measure, represents IFRS revenue after adding back customer inducement costs recorded as a reduction of revenue and deducting service costs primarily relating to sales to customers where we act as the principal, for the relevant segment, is a key operating metric, which is sufficient to assess performance and make resource allocation decisions.

Service cost includes cost of airline tickets; amounts paid to hotels and other service providers and other cost of providing services. Operating expenses other than service cost have not been allocated to the operating segments and are treated as unallocated/common expenses.

Assets and liabilities are used interchangeably between segments, and these have not been allocated to the reportable segments, as these are not reviewed by the CODM.

(q) Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of change in value, and funds in transit.

(r) Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated.

(s) Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

3)
MATERIAL ACCOUNTING POLICIES – (Continued)

(t)
New Accounting Standards Issued But Not Yet Adopted

Amendment to IFRS 9 and IFRS 7

On May 30, 2024, IASB issued amendments to the classification and measurement requirements in IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. These amendments provide clarification on derecognition of a financial liability settled through electronic transfer, classification of financial assets and disclosure requirements w.r.t. investments in equity instruments designated at fair value through other comprehensive income. The effective date for adoption of these amendments is annual periods beginning on or after January 1, 2026, although early adoption is permitted. These amendments are applicable to the Group for annual reporting periods beginning on April 1, 2026. The Group has evaluated this amendment and there will be no material impact on its financial statements.

IFRS 18 – Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued its new standard IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 – Presentation of Financial Statements. The new standard aims at improving how entities communicate in their financial statements. The standard will impact presentation and disclosure of the consolidated income statement with new defined categories being operating, investing and financing to provide a consistent structure. Disclosures about Management-defined Performance Measures (MPMs) will have to be disclosed in the financial statements with additional disclosures. The new standard will also provide guidance on grouping of information (aggregation/disaggregation). The effective date for adoption of this standard is annual periods beginning on or after January 1, 2027, although early adoption is permitted. This standard is applicable to the Group for annual reporting periods beginning on April 1, 2027. The Group is currently evaluating the impact of IFRS 18 on its financial statements.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

4)
DETERMINATION OF FAIR VALUES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Group has access at that date.

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values. This includes a finance team that has overall responsibility for overseeing all significant fair value measurements with the help of external independent valuers, including Level 3 fair values, and reports directly to the Group Chief Financial Officer.

The finance team regularly reviews significant unobservable inputs and valuation adjustments.

When measuring the fair value of an asset or a liability, the Group uses market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

–
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
–
Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
–
Level 3: Inputs for the assets or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability falls into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

The assumptions made in measuring fair values are given below. When applicable, further information about the assumptions made in measuring fair values is disclosed in the notes specific to that asset or liability.

a)
Property, Plant and Equipment

The fair value of items of property, plant and equipment acquired in business combination is based on the cost approaches using the quoted market prices for similar items when available or depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence.

b)
Intangible Assets

The fair value of trade mark and brand acquired in business combinations is based on the discounted estimated royalty payments that are expected to be avoided as a result of the trade mark / brand being owned. The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of non-compete agreements acquired in a business combination is determined using the comparative income differential method. The fair value of technology acquired in business combinations is determined using the replacement cost method and/or relief from royalty method.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

4)
DETERMINATION OF FAIR VALUES – (Continued)
c)
Non- Derivative Financial Liabilities

Fair values are calculated based on the present value of the expected future payments, discounted using a risk-adjusted discount rate and Monte Carlo simulation valuation model.

d)
Share Based Payment Transactions

The fair value of restricted stock units (RSUs) given under MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”) is calculated by multiplying the number of units given with the Company’s share price on the date of grant. The fair value of Employee Stock Options (ESOPs) given under Share Incentive Plan and awards given under Simplotel, BMF and Savaari ESOP plans are measured using Black Scholes Model. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value.

e)
Trade and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

f)
Investment in Equity Securities

The fair value of investment in equity securities is determined using valuation techniques. Valuation techniques employed include market multiples and discounted cash flows analysis using expected future cash flows and a market related discount rate.

5)
FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Group is exposed to liquidity, credit and market risk (interest rate and foreign currency risk), arising from financial instruments.

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Group’s reputation. The objective of Group is to ensure liquidity which is sufficient to meet Group operational requirements in short-term and long-term.

To ensure smooth operations, the Group has invested surplus funds in term deposits with banks and has taken bank guarantees, bank overdraft facility, and other facilities against them.

Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Group’s exposure to credit risk is limited, as its customer base consists of a large number of customers and the majority of its collections from customers are made on an upfront basis at the time of consummation of the transaction. There is limited credit risk on sales made to corporate customers, commission receivable from bus operators incentives, due from the airlines and its Global Distribution System (GDS) providers. Trade receivables are usually due within 30-90 days from the date of invoicing. The Group has not experienced any significant default in recovery from such customers and counterparties. Trade receivables have been valued after making provision for allowances based on factors like ageing, historical pattern of credit loss, expected realizability and nature of customers. The objective behind credit risk management is to reduce the Group’s losses which could follow from customers’ insolvency.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

5)
FINANCIAL RISK MANAGEMENT– (Continued)

Credit Risk - (Continued)

Additionally, the Group places its cash and cash equivalents (except cash in hand) and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Group does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Market Risk

Market risk is the risk that changes in market prices such as foreign exchange rate and interest rate will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

a)
Foreign Currency Risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currencies in which sales, purchase of services and borrowings are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily Indian Rupees (INR), USD and Emirati Dirham (AED). The currencies in which these transactions are primarily denominated are INR, USD and AED.

The Group currently does not have hedging or similar arrangements with any counter-party to cover its foreign currency exposure fluctuations in foreign exchange rates.

b)
Interest Rate Risk

The Group does not have any variable rate interest bearing financial instruments, hence there is no interest rate risk.

6)
OPERATING SEGMENTS

The Group has three reportable segments, as described below, which are the Group’s main Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and services, and methods used to distribute the services are different. For each of these LoBs, the Group’s executive officers comprising of Group Chief Executive Officer, Group Chief Operating Officer (from September 23, 2025) and Group Chief Financial Officer (up to September 22, 2025) review internal management reports and are construed to be the Chief Operating Decision Maker (CODM). These LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence are not allocated to these LoBs. Adjusted Margin for each of these LoBs is reported to and reviewed by the CODM on a monthly basis.

The following summary describes the operations in each of the Group’s reportable segments:

1.
Air ticketing: Primarily through internet based platforms, provides the facility to book domestic and international air tickets.
2.
Hotels and packages: Through internet based platforms, call-centers and franchise stores, provides holiday packages and hotel reservations. The revenue related to airline tickets and other services issued as a component of Company developed tours and packages has been assigned to the hotels and packages segment and is recorded on a gross basis.
3.
Bus ticketing: Primarily through internet based platforms, provides the facility to book domestic and international bus tickets.

Other operations of the Group primarily include income from sale of rail tickets, car bookings, advertisement income from hosting advertisements on its internet based platforms, fees for technical services from vendors, brand alliance fees, income from facilitating access to its internet based platforms to travel insurance companies and other agents, arranging foreign currency and other travel related ancillary services. None of these segments met the quantitative thresholds for reportable segments for any of the periods presented in these consolidated financial statements.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

6)
OPERATING SEGMENTS – (Continued)

Information about reportable segments:

	Reportable segments
	Air ticketing			Hotels and packages			Bus ticketing			All other segments			Total
	For the year ended March 31
Particulars	2024	2025	2026	2024	2025	2026	2024	2025	2026	2024	2025	2026	2024	2025	2026
Revenue from external customers	201,246	241,529	239,948	435,542	520,411	533,063	92,693	119,361	145,271	53,043	97,035	125,709	782,524	978,336	1,043,991
Add: Customer inducement costs recorded as a reduction of revenue*	116,423	131,563	167,130	123,695	155,616	184,602	9,432	11,606	18,607	440	2,789	2,178	249,990	301,574	372,517
Less: Service cost	—	—	—	210,357	246,550	240,863	—	—	—	4,732	27,798	32,988	215,089	274,348	273,851
Adjusted Margin	317,669	373,092	407,078	348,880	429,477	476,802	102,125	130,967	163,878	48,751	72,026	94,899	817,425	1,005,562	1,142,657
Other income													770	317	2,043
Personnel expenses													(147,587)	(160,065)	(158,834)
Marketing and sales promotion expenses													(123,304)	(165,324)	(176,268)
Customer inducement costs recorded as a reduction of revenue*													(249,990)	(301,574)	(372,517)
Other operating expenses													(204,833)	(231,905)	(253,260)
Depreciation, amortization and impairment													(27,267)	(27,122)	(27,846)
Finance income													24,365	28,256	27,149
Finance costs													3,307	(32,191)	(104,756)
Share of profit (loss) of equity-accounted investees													52	(64)	(2)
Profit (loss) before tax													92,938	115,890	78,366

* For purposes of reporting to the CODM, the segment profitability measure i.e. Adjusted Margin represents IFRS revenue after adding back customer inducement costs recorded as a reduction of revenue and deducting service cost primarily relating to sale to customers where the Company act as the principal, for the relevant segment.

Assets and liabilities are used interchangeably between segments and these have not been allocated to the reportable segments.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

6)
OPERATING SEGMENTS – (Continued)

Geographical Information:

In presenting the geographical information, revenue is based on the geographical location of entity providing the services and assets are based on the geographical location of the assets.

	Revenue			Non-Current Assets*
	For the year ended March 31			As at March 31
Particulars	2024	2025	2026	2025	2026
India	739,652	922,616	944,409	636,989	589,724
South East Asia	14,210	16,753	52,232	4,683	5,405
United Arab Emirates	16,838	24,403	41,054	809	910
Others	11,824	14,564	6,296	213	628
Total	782,524	978,336	1,043,991	642,694	596,667

* Non-current assets presented above represent property, plant and equipment, intangible assets and goodwill, non-current tax assets and other non-current assets (excluding financial assets).

Major Customers:

Considering the nature of business, customers normally include individuals. Further, none of the corporate and other customers account for more than 10% or more of the Group’s revenues.

7)
BUSINESS COMBINATIONS

(a) Acquisition of Quest 2 Travel.com India Private Limited

On April 30, 2019, the Group through one of its Indian subsidiary, acquired Quest 2 Travel.com India Private Limited (‘Q2T’) by acquiring 51% of the controlling stake. As part of share purchase agreement, the Group had agreed to acquire the remaining 49% share of Q2T from the then existing shareholders in cash for an estimated additional consideration of USD 14,550, which represented its fair value as at the acquisition date, in three equal tranches, over a three year earn-out period. The financial liability in respect of acquisition of these remaining shares had been originally recognized with corresponding debit to accumulated deficit on the date of acquisition of controlling stake in Q2T.

During the year ended March 31, 2024, the Group acquired 16.34% interest from holders of non-controlling interest in Q2T, for a total consideration of USD 7,427 (including additional consideration of USD 2,409) and recognised a decrease in non-controlling interest of USD 1,762 with a corresponding decrease in accumulated deficit by USD 1,991 and increase in foreign exchange translation reserve by USD 229. Pursuant to this, the Group had acquired remaining non-controlling interest in Q2T over the three year earn-out period and Q2T has become a wholly owned subsidiary of the Group with effect from September 8, 2023.

(b) Acquisition of Savaari Car Rentals Private Limited

On December 1, 2023 the Group through one of its Indian subsidiaries acquired 66% equity voting stake in Savaari Car Rentals Private Limited ("Savaari"), a company engaged in the business of providing chauffer driven intercity, local rental and airport transfers car hire services. This acquisition was conducted by entering into the Share Purchase Agreement ('SPA') for a cash consideration of USD 6,845.

This investment was accounted for under IAS 28 "Investments in Associates and Joint Ventures" using the equity method of accounting, as the Company had joint control over Savaari .

On January 17, 2024, the Group signed an addendum ('the Addendum') with one of the founders of Savaari to amend the shareholders' agreement entered on December 1, 2023. As a result, the Group, from the date of such addendum, gained control over Savaari and it become a subsidiary of the Group. Through this acquisition, the Group aims to scale up its supply chain for outstation and local car hire services.

The operations of Savaari had been consolidated in the financial statements of the Group and for the year ended March 31, 2024, Savaari contributed revenue of USD 5,404 and profit of USD 68 to the Group’s results.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

7) BUSINESS COMBINATIONS - (Continued)

(b) Acquisition of Savaari Car Rentals Private Limited - (Continued)

If the acquisition had occurred on April 1, 2023, management estimates that for the year ended March 31, 2024, consolidated revenue would had been USD 795,130 and consolidated profit would had been USD 216,935. In determining these amounts, management had assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on April 1, 2023.

The purchase price of the acquisition, net of USD 369 cash and cash equivalents acquired was USD 6,476.

Identifiable assets acquired and liabilities assumed

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 "Business Combinations". The assets and liabilities of Savaari were recorded at their fair value at the date of acquisition.

The purchase price was allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	142
Intangible assets*	759
Other non-current assets	176
Current assets and liabilities, net (including cash and cash equivalents of USD 369)	697
Other non-current liabilities	(155)
Deferred tax liabilities, net	(152)
Total identifiable net assets acquired	1,467
Non-controlling interest (34%) #	(950)
Goodwill	6,328
Total purchase price	6,845

* Intangible assets primarily include identifiable brand/trade mark and technology related development cost.

# Includes USD 451 towards liability for ESOPs as per Savaari Plan 2013.

The fair value of the current assets acquired includes trade receivables with a fair value of USD 101, equivalent to gross contractual amount receivable.

The goodwill was attributable mainly to the skills and technical talent of Savaari’s work force. Goodwill is not expected to be deductible for income tax purposes.

As per the Shareholders' Agreement (SHA), the founders (as defined in aforesaid SHA) of Savaari shall have the right but not the obligation to sell their shares held in Savaari to the Company as follows - one third of the shares on completion of three years from the date the acquisition and all the shares on completion of five years from the date of acquisition. The consideration will be based on valuation linked to future revenue and profitability of Savaari. Further, the Company shall have the right, but not the obligation, to call each of the Founders to transfer 100% of their holding in Savaari at the agreed floor valuation in case certain performance parameters are not met by Savaari for two consecutive quarters. Till the date of the Addendum, a derivative liability of USD 5,199 in respect of acquisition of these additional shares was recorded. Subsequent to the Addendum, since the Group had obtained control over Savaari, it had derecognised the derivative liability, discontinued equity method of accounting and a financial liability of USD 7,311 in respect of acquisition of these aforesaid mentioned shares had been recognized with corresponding debit to accumulated deficit as the selling shareholders still have access to the returns associated with the underlying ownership interest. The fair value of this financial liability was USD 9,421 as at March 31, 2026 (March 31, 2025: USD 12,396).

(c) Acquisition of Happay

On November 18, 2024, the Group through one of its Indian subsidiaries entered into a Business Transfer Agreement ('BTA') with VA Tech Ventures Private Limited ('VA Tech'). As per the BTA, VA Tech has agreed to transfer its business related to travel and expense management solutions ('Happay') for a purchase consideration of USD 11,773. Pursuant to fulfilment of conditions as set out in the BTA, on February 1, 2025 ('Transfer Date/Acquisition Date'), the Group has settled the consideration of USD 11,197

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

7) BUSINESS COMBINATIONS - (Continued)

(c) Acquisition of Happay - (Continued)

and acquired Happay brand on a going concern basis along with its travel and expense management business and Happay's dedicated team has become employees of the Group.

Further, the Group was required to transfer additional consideration of USD 231 by August 31, 2025 if VA Tech completes novation/ assignment/ renewal of customer contracts representing more than 70% of the revenue of Happay in favour of the Company by May 31, 2025 and USD 345 within 30 days from the first anniversary date of Transfer Date, subject to deduction of any claim or some other amount which was outstanding and payable by the Company as per the terms of the BTA or any other account. Total additional consideration of USD 576 was classified as a contingent consideration and recognized as a financial liability as at March 31, 2025. Upon meeting the aforementioned conditions, the Company has transferred USD 231 in August, 2025 and USD 345 in March, 2026, to VA Tech.

Through this acquisition, the Group aims at providing an enhanced offering of travel and expense management services to corporate customers.

It is impracticable to determine the post-acquisition revenue and profit or loss of Happay, as the required financial information of Happay’s business is not identifiable and maintained separately hence the Group cannot disclose the information regarding Happay’s revenue and profit or loss included in the Group’s statement of profit or loss, since the acquisition date. For the same reason, the consolidated revenue and profit of the Group including Happay for the year ending March 31, 2025, as if the acquisition of Happay had occurred on April 1, 2024, have also not been disclosed.

The purchase consideration comprises of the following:

Cash	10,394
Transfer of right to receive collection from Trade receivables outstanding on transfer date	803
Contingent consideration	576
Total consideration	11,773

Identifiable assets acquired and liabilities assumed

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 "Business Combinations". The assets and liabilities of Happay were recorded at their fair value at the date of acquisition.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	63
Intangible assets*	5,702
Current assets and liabilities, net	239
Total identifiable net assets acquired	6,004
Goodwill	5,769
Total purchase price	11,773

* Intangible assets primarily include identifiable brand/trade mark, customer relationship and technology related development costs.

The fair value of the current assets acquired includes trade receivables with a fair value of USD 803, equivalent to gross contractual amount receivable.

The goodwill is attributable mainly to the skills and technical talent of Happay’s work force and the synergies expected to be achieved from integrating Happay into the Group’s existing corporate business. Goodwill is not expected to be deductible for income tax purposes.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

7) BUSINESS COMBINATIONS - (Continued)

(d) Acquisition of Flamingo Transworld Private Limited

On March 9, 2026, the Group through one of its Indian subsidiaries acquired 51% equity voting stake in Flamingo Transworld Private Limited ('Flamingo'), a company engaged in the business of operating tours or travel services including escorted group tours for international as well as domestic destinations offering end-to-end travel services to its customers. This acquisition was conducted by entering into the Share Purchase Agreement ('SPA') for a cash consideration of USD 18,001.

Through this acquisition, the Group aims at providing an extensive offering of tours and packages to its customers.

The operations of Flamingo have been consolidated in the financial statements of the Group from March 9, 2026. In the year ended March 31, 2026, Flamingo contributed revenue of USD 4,637 and profit of USD 121 to the Group’s results.

If the acquisition had occurred on April 1, 2025, management estimates that consolidated revenue would have been USD 1,091,587 and consolidated profit for the year ended March 31, 2026 would have been USD 52,653. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on April 1, 2025.

The purchase price of the acquisition, net of USD 6,060 cash and cash equivalents acquired was USD 11,941.

Identifiable assets acquired and liabilities assumed

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 "Business Combinations". The assets and liabilities of Flamingo were recorded at their fair value at the date of acquisition.

The purchase price was allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	570
Intangible assets*	4,335
Other non-current assets	2,319
Current assets and liabilities, net (including cash and cash equivalents of USD 6,060)	3,468
Deferred tax liabilities	(811)
Total identifiable net assets acquired	9,881
Non-controlling interest (49%)	(4,842)
Goodwill	12,962
Total purchase price	18,001

* Intangible assets primarily includes brand/trade mark, customer relationship and technology related development cost.

The fair value of the current assets acquired includes trade receivables with a fair value of USD 370, equivalent to gross contractual amount receivable.

The goodwill was attributable mainly to the skills and technical talent of Flamingo’s work force and the synergies expected to be achieved from integrating Flamingo into the Group’s existing hotels and packages business. Goodwill is not expected to be deductible for income tax purposes.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

8) INVESTMENT IN EQUITY-ACCOUNTED INVESTEES

The Group has interests in a number of individually immaterial equity-accounted investees. The following table analyses, in aggregate, the carrying amount of interests and share of profit (loss) and other comprehensive income in these associates and joint venture.

	As at March 31
Particulars	2025	2026
Carrying amount of interests in associates	1,914	1,586

	For the year ended March 31
Particulars	2024	2025	2026
Company's share of loss in associates	(23)	(64)	(2)
Company's share of profit in joint venture	75	—	—
Company's share of other comprehensive income in associates	—	—	—
Company's share of other comprehensive income in joint venture	—	—	—
Company's share of total comprehensive income (loss)	52	(64)	(2)

As at June 12, 2025, the Company held a 12.59% equity interest in Pasajebus SpA, which was being accounted as an equity-accounted investee with a carrying amount of USD 170 on that date. On June 12, 2025, the Company ceased to have significant influence over Pasajebus SpA and therefore it ceased to be an associate of the Company and accordingly, the equity method accounting has been discontinued. The Company has recognised a gain of USD 1,361 as other income in the statement of profit or loss and other comprehensive income on account of discontinuation of equity method of accounting during the year ended March 31, 2026.

Further, from June 12, 2025, the Company considers investment in Pasajebus SpA as an other investment in equity securities measured at FVOCI.

9)
OTHER INVESTMENTS

	As at March 31
Particulars	2025	2026
Financial assets measured at FVOCI
- Equity securities (refer note below and note 8)	—	12,106

Financial assets measured at FVTPL
- Equity securities	591	317
- Other securities	305	257

Financial assets measured at amortised cost
- Other securities	76	76
Total	972	12,756

On March 11, 2026, the Company has made an investment of USD 10,300 (1,484,586 Series C Preferred Stock), acquiring minority stake in Atlys Inc. (formerly Atlas Visa, Inc.) via subscription to Series C Preferred Stock.

The Group’s exposure to risks and fair value measurement is disclosed in note 4, 5 and 34.

10)
REVENUE

The Group's main revenue streams are air ticketing, hotels and packages and bus ticketing. Other revenue includes other travel services related to car and rail bookings, ancillary revenue and marketing alliances. Revenue from contract with customers is USD 1,043,991 during the year ended March 31, 2026 (March 31, 2025: USD 978,336, March 31, 2024: USD 782,524)

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

10) REVENUE – (Continued)

A. Disaggregation of revenue

The Group has three reportable segments, air ticketing, hotels and packages, and bus ticketing. The Group believes that the disaggregation based on the reportable segments best depicts how the nature, amount, timing and uncertainty of the Group's revenues and cash flows are affected by industry, market and other factors. (refer note 6 and 11)

B. Contract balances

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers.

	As at March 31
	2025	2026
Receivables, which are included in ‘Trade and other receivables’	129,201	148,193
Contract assets	507	83

Contract liabilities and related payables	120,273	113,150
-Payable for deferred bookings	31,739	30,677
-Contract liabilities	88,534	82,473

Non-current	175	147
Current	120,098	113,003
Total contract liabilities and related payables	120,273	113,150

The contract assets primarily relate to the Company’s rights to consideration from travel suppliers in exchange for services that the Company has transferred to the traveller when that right is conditional on the Company’s future performance. The contract assets are transferred to receivables when the rights to consideration become unconditional. This usually occurs when the Group issues an invoice to the travel suppliers as per the contractual terms.

Contract liabilities primarily relate to advances received from customers for travel bookings. Payable for deferred bookings represents amounts collected from end customers for future services, which will be settled with travel service providers upon fulfilment of the booking obligations.

As at March 31, 2025, USD 85,272 (March 31, 2024: USD 66,794) of advance consideration received from customers for travel bookings was reported within contract liabilities, of which USD 69,274 (March 31, 2025: USD 57,612) was applied to revenue and USD 9,229 (March 31, 2025: USD 5,561) was refunded to customers during the year ended March 31, 2026. As at March 31, 2026, the related balance was USD 71,403, which is expected to be utilized within a period of one year.

Contract liabilities also consist of consideration allocated to customer loyalty programs and advances received from Global Distribution System ("GDS") providers for bookings of airline tickets in future, which is deferred.

As at March 31, 2025, USD 3,262 (March 31, 2024: USD 2,435) of consideration allocated to customer loyalty programs, franchisee fees and advance received from GDS provider for booking of airline tickets in future which is deferred was reported within contract liabilities, of which USD 2,810 (March 31, 2025: USD 2,134) was applied to revenue and USD 56 (March 31, 2025: Nil) was refunded during the year ended March 31, 2026. As at March 31, 2026, the related balance was USD 11,070, which is expected to be utilized within a period of one year.

During the year ended March 31, 2026, the Company has segregated advances received from customers for travel bookings into two categories: Contract Liabilities and Payable for deferred bookings. This change has been made to enhance clarity, improve presentation, and to better reflect the nature of the obligations. Accordingly, the figures for the previous year have been reclassified to conform to the current year's presentation.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

11) OTHER REVENUE

	For the year ended March 31
Particulars	2024	2025	2026
Other travel services - car and rail booking	18,608	49,877	51,120
Marketing alliances - advertising and brand alliance	18,595	25,405	28,137
Ancillary services	14,258	19,143	43,937
Miscellaneous revenue	1,582	2,610	2,515
Total	53,043	97,035	125,709

12) OTHER INCOME

	For the year ended March 31
Particulars	2024	2025	2026
Government grant received	356	56	47
Gain on discontinuation of equity accounted investment (refer note 8)	—	—	1,361
Gain on lease modification	12	20	63
Excess provision written back	125	127	89
Net gain on de-recognition of property, plant and equipment	132	61	141
Others	145	53	342
Total	770	317	2,043

13) PERSONNEL EXPENSES

	For the year ended March 31
Particulars	2024	2025	2026
Wages, salaries and other employees benefits	100,222	111,011	121,160
Contributions to defined contribution plans	4,931	5,665	6,116
Expenses related to defined benefit plans (refer note 32)	1,354	2,314	3,243
Equity-settled share based payment (refer note 33)	36,963	36,018	22,976
Employee welfare expenses	4,117	5,057	5,339
Total	147,587	160,065	158,834

14) OTHER OPERATING EXPENSES

	For the year ended March 31
Particulars	2024	2025	2026
Payment gateway and other charges	69,415	82,509	82,201
Outsourcing expenses	27,268	32,812	32,468
Website hosting charges	24,215	26,646	33,107
Travelling and conveyance	3,776	4,536	5,206
Communication	6,599	4,801	5,162
Technology and maintenance	7,411	8,252	10,786
Distribution costs	40,045	51,927	57,762
Legal and professional	5,120	5,988	7,812
Impairment provision for non-financial assets	10,047	—	—
Intangible assets written off	982	1,481	1,755
Miscellaneous expenses	9,955	12,953	17,001
Total	204,833	231,905	253,260

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

15) DEPRECIATION, AMORTIZATION AND IMPAIRMENT

	For the year ended March 31
Particulars	2024	2025	2026
Depreciation	7,436	9,110	9,795
Amortization	19,809	18,012	18,051
Impairment of intangible assets	22	-	—
Total	27,267	27,122	27,846

16) FINANCE INCOME AND COSTS

	For the year ended March 31
Particulars	2024	2025	2026
Interest income on term deposits measured at amortised cost	23,594	26,837	26,487
Change in fair value of financial asset measured at FVTPL	57	—	—
Other interest income	714	1,419	662
Finance income	24,365	28,256	27,149

Interest expense on financial liabilities measured at amortised cost	15,966	15,240	90,403
Change in carrying value of financial liabilities measured at amortised cost (refer note 28)	(30,578)	—	(30,578)
Change in fair value of financial liability measured at FVTPL	215	—	118
Change in fair value of financial asset measured at FVTPL	—	2	338
Net foreign exchange loss	7,600	13,348	41,284
Impairment loss on trade and other receivables	837	1,168	845
Interest expense on lease liabilities	1,783	1,697	1,454
Finance and other charges	870	736	892
Finance costs	(3,307)	32,191	104,756

Net finance income (costs) recognized in profit or loss	27,672	(3,935)	(77,607)

17) INCOME TAX BENEFIT (EXPENSE)

Income tax recognised in profit or loss

	For the year ended March 31
Particulars	2024	2025	2026
Current tax expense
Current period	(2,344)	(2,569)	(8,678)
Adjustment for prior period	—	(187)	(40)
Current tax expense	(2,344)	(2,756)	(8,718)

Deferred tax benefit (expense)
Origination of temporary differences	9,148	7,139	17,508
Change in tax rate	—	(575)	—
Recognition of previously unrecognized tax losses	118,253	10,224	591
Utilization of previously recognized tax losses	(1,789)	(34,323)	(36,312)
Others	537	(325)	235
Deferred tax benefit (expense) (refer note 20)	126,149	(17,860)	(17,978)

Total	123,805	(20,616)	(26,696)

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

17)
INCOME TAX BENEFIT (EXPENSE) – (Continued)

Income tax recognized in other comprehensive income

	For the year ended March 31
	2024			2025			2026
Particulars	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
Foreign currency translation differences on foreign operations	(9,862)	—	(9,862)	(20,898)	—	(20,898)	(80,437)	—	(80,437)
Equity instruments at FVOCI - net change in fair value	—	—	—	(452)	—	(452)	275	—	275
Remeasurement of defined benefit liability	(1,212)	248	(964)	(839)	197	(642)	(571)	148	(423)
Total	(11,074)	248	(10,826)	(22,189)	197	(21,992)	(80,733)	148	(80,585)

Income tax directly recognised in equity

	For the year ended March 31
	2024			2025			2026
Particulars	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
Issue of convertible notes (refer note 28)	—	—	—	—	—	—	295,939	(54,211)	241,728
Repurchase of convertible notes (refer note 28)	—	—	—	—	—	—	(840)	162	(678)
Total	—	—	—	—	—	—	295,099	(54,049)	241,050

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

17) INCOME TAX BENEFIT (EXPENSE) – (Continued)

Reconciliation of effective tax

	For the year ended March 31
Particulars	2024	2025	2026
Profit for the year	216,743	95,274	51,670
Less: Income tax benefit (expense)	123,805	(20,616)	(26,696)
Profit before tax	92,938	115,890	78,366

Income tax expense using the Company's domestic tax rate	(13,981)	(19,701)	(13,322)
Effect of tax rates in foreign jurisdictions	(9,608)	(11,954)	(12,016)
Non-deductible expenses	(420)	(412)	(721)
Tax exempt income	62	78	251
Change in estimates related to previous years	(482)	(678)	(40)
Utilization of previously unrecognised tax losses	533	6,540	884
Impact of change in tax laws	—	(575)	—
Change in unrecognised temporary differences	4	(325)	236
Current year losses for which no deferred tax asset was recognized	(1,389)	(2,834)	(2,145)
Recognition of previously unrecognised tax losses	118,253	10,224	591
Recognition of previously unrecognised temporary differences	33,057	—	—
Others	(2,224)	(979)	(414)
Income tax benefit (expense)	123,805	(20,616)	(26,696)

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

18)
PROPERTY, PLANT AND EQUIPMENT

Particulars	Land	Building (Owned)	Buildings (Right-of-use)	Computers	Furniture and Fixtures	Office Equipment	Motor Vehicles *	Leasehold Improvements	Capital Work- in-Progress	Total
Cost
Balance as at April 1, 2024	768	462	20,539	12,006	911	1,704	6,118	5,425	—	47,933
Acquisitions through business combination (refer note 7 (c))	—	—	—	54	5	4	—	—	—	63
Additions/adjustments	—	—	3,112	2,628	222	190	3,156	1,336	—	10,644
Disposals/adjustments	—	—	(958)	(1,386)	(2)	(73)	(798)	(146)	—	(3,363)
Effect of movements in foreign exchange rates	55	33	(490)	(307)	(25)	(17)	(170)	(137)	—	(1,058)
Balance as at March 31, 2025	823	495	22,203	12,995	1,111	1,808	8,306	6,478	—	54,219
Balance as at April 1, 2025	823	495	22,203	12,995	1,111	1,808	8,306	6,478	—	54,219
Acquisitions through business combination (refer note 7 (d))	—	79	—	16	171	106	198	—	—	570
Additions/adjustments	—	—	2,991	2,301	82	380	1,811	420	41	8,026
Disposals/adjustments	(417)	—	(1,294)	(1,522)	(12)	(142)	(1,480)	(403)	—	(5,270)
Effect of movements in foreign exchange rates	35	15	(1,910)	(1,161)	(92)	(110)	(759)	(540)	(2)	(4,524)
Balance as at March 31, 2026	441	589	21,990	12,629	1,260	2,042	8,076	5,955	39	53,021

Accumulated depreciation
Balance as at April 1, 2024	—	462	6,694	8,136	627	1,411	1,889	2,819	—	22,038
Depreciation for the year	—	—	4,383	1,953	109	136	1,703	826	—	9,110
Disposals/adjustments	—	—	(845)	(1,285)	(2)	(71)	(571)	(100)	—	(2,874)
Effect of movements in foreign exchange rates	—	33	(183)	(208)	(17)	(13)	(53)	(71)	—	(512)
Balance as at March 31, 2025	—	495	10,049	8,596	717	1,463	2,968	3,474	—	27,762
Balance as at April 1, 2025	—	495	10,049	8,596	717	1,463	2,968	3,474	—	27,762
Depreciation for the year	—	1	4,655	1,923	98	149	1,921	1,048	—	9,795
Disposals/adjustments	—	—	(734)	(1,445)	(11)	(129)	(940)	(304)	—	(3,563)
Effect of movements in foreign exchange rates	—	15	(1,067)	(761)	(61)	(92)	(321)	(340)	—	(2,627)
Balance as at March 31, 2026	—	511	12,903	8,313	743	1,391	3,628	3,878	—	31,367
Carrying amounts
As at April 1, 2024	768	—	13,845	3,870	284	293	4,229	2,606	—	25,895
As at March 31, 2025	823	—	12,154	4,399	394	345	5,338	3,004	—	26,457
As at April 1, 2025	823	—	12,154	4,399	394	345	5,338	3,004	—	26,457
As at March 31, 2026	441	78	9,087	4,316	517	651	4,448	2,077	39	21,654

Note: The Company has pledged certain items of property, plant and equipment against bank loans and various credit facilities (refer note 28).

* Out of the total additions in motor vehicles, USD 1,201 (March 31, 2025: USD 2,435) was financed thorough secured loan taken from banks (refer note 21).

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

19)
INTANGIBLE ASSETS AND GOODWILL

			Other intangible assets
Particulars	Goodwill	Technology Related Development Costs	Customer Relationship	Non- Compete	Brand / Trade Mark	Software	Others	Intangible assets under development*	Total
Cost
Balance as at April 1, 2024	832,045	74,190	9,721	861	121,689	4,665	2,841	2,767	1,048,779
Acquisitions through business combination (refer note 7 (c))	5,769	3,241	2,046	—	415	—	—	—	11,471
Additions/adjustments*	—	5,237	—	—	—	521	—	1,531	7,289
Disposals	—	(4,149)	—	—	—	(159)	(1,596)	(14)	(5,918)
Effect of movements in foreign exchange rates	(13,749)	(1,598)	(178)	(9)	(2,751)	(63)	(85)	(77)	(18,510)
Balance as at March 31, 2025	824,065	76,921	11,589	852	119,353	4,964	1,160	4,207	1,043,111
Balance as at April 1, 2025	824,065	76,921	11,589	852	119,353	4,964	1,160	4,207	1,043,111
Acquisitions through business combination (refer note 7 (d))	12,962	953	2,941	—	441	—	—	—	17,297
Additions/adjustments*	—	3,518	—	—	—	166	792	5,539	10,015
Disposals	—	(21,070)	—	—	—	—	—	(670)	(21,740)
Effect of movements in foreign exchange rates	(49,487)	(5,320)	(1,000)	(28)	(9,725)	(357)	(141)	(641)	(66,699)
Balance as at March 31, 2026	787,540	55,002	13,530	824	110,069	4,773	1,811	8,435	981,984
Accumulated amortization and impairment losses
Balance as at April 1, 2024	272,160	56,340	7,725	761	89,998	3,973	2,226	2,210	435,393
Amortization for the year	—	6,012	421	56	10,938	212	373	—	18,012
Disposals	—	(2,765)	—	—	—	(76)	(1,596)	—	(4,437)
Effect of movements in foreign exchange rates	—	(1,221)	(163)	(7)	(2,082)	(85)	(42)	(48)	(3,648)
Balance as at March 31, 2025	272,160	58,366	7,983	810	98,854	4,024	961	2,162	445,320
Balance as at April 1, 2025	272,160	58,366	7,983	810	98,854	4,024	961	2,162	445,320
Amortization for the year	—	5,623	605	19	10,544	890	370	—	18,051
Disposals	—	(19,315)	—	—	—	—	—	(670)	(19,985)
Effect of movements in foreign exchange rates	—	(3,925)	(624)	(25)	(8,494)	(337)	(108)	(134)	(13,647)
Balance as at March 31, 2026	272,160	40,749	7,964	804	100,904	4,577	1,223	1,358	429,739
Carrying amounts
As at April 1, 2024	559,885	17,850	1,996	100	31,691	692	615	557	613,386
As at March 31, 2025	551,905	18,555	3,606	42	20,499	940	199	2,045	597,791
As at April 1, 2025	551,905	18,555	3,606	42	20,499	940	199	2,045	597,791
As at March 31, 2026	515,380	14,253	5,566	20	9,165	196	588	7,077	552,245

* Represents addition of USD 9,057 (March 31, 2025: USD 6,768) to intangible assets under development, adjusted for amounts capitalized out of intangible assets under development amounting to USD 3,518 (March 31, 2025: USD 5,237).

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

19)
INTANGIBLE ASSETS AND GOODWILL – (Continued)

Impairment testing for CGUs containing goodwill

For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment.

The allocation of goodwill to the CGUs is as follows:

	As at March 31
Particulars	2025	2026
Air ticketing	220,112	200,403
Hotels and packages	205,490	199,667
Bus ticketing	122,375	111,418
Other units without significant goodwill	3,928	3,892
Total	551,905	515,380

The recoverable amount of these CGUs was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGUs. These calculations use cash flow projections over a period of five years, based on next year financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumptions as mentioned below.

The key assumptions used in the estimation of value are set out as below. The values assigned to the key assumptions represent management's assessment of future trends in the relevant industries and have been based on the historical data from both external and internal sources.

	Air ticketing		Hotels and packages		Bus ticketing
	As at March 31		As at March 31		As at March 31
Particulars	2025	2026	2025	2026	2025	2026
Discount rate (pre-tax) p.a.	19.1%	16.8%	20.1%	16.9%	20.6%	17.2%
Discount rate (post-tax) p.a.	16.5%	15.7%	16.5%	15.7%	16.5%	15.7%
Terminal value growth rate	4.5%	4.5%	4.5%	4.5%	4.0%	4.0%
Adjusted margin growth rate	10.1% - 15.6%	8.0% - 14.0%	13.0% - 20.7%	13.3% - 17.0%	10.0% - 20.0%	9.0% - 24.0%
EBITDA margin* (5 years)	6.5% -7.0%	4.3% - 6.7%	17.5% - 21.9%	16.6% - 18.9%	19.9% - 26.1%	25.3% - 33.3%

* EBITDA margin is defined as Earnings before interest, tax, depreciation and amortization (EBITDA) as a percentage of Adjusted margin.

The above pre-tax discount rate is based on the Weighted Average Cost of Capital (WACC) of comparable market participant, which is adjusted for specific risks.

These estimates are likely to differ from future actual results of operations and cash flows.

The cash flow projections included specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate, Adjusted margin growth rate and EBITDA margins were determined based on management's estimate. Budgeted EBITDA margin was based on expectations of future outcomes taking into account past experience, adjusted for anticipated Adjusted margin growth. Adjusted margin growth was projected taking into account the average growth levels experienced in past and the estimated adjusted margin growth for future. The estimation of value in use reflects various assumptions that are subject to various risks and uncertainties, including key assumptions regarding expected growth rates and EBITDA margin, as well as other key assumptions with respect to matters outside of the Group's control. It requires significant judgments and estimates, and actual results could be materially different than the judgments and estimates used to estimate value in use.

Based on the above, no impairment was identified as at March 31, 2025 and March 31, 2026 as the recoverable value of the CGUs exceeded the carrying value. No reasonably possible change in any of the above key assumptions would cause the carrying amount of these CGUs to exceed their recoverable amount.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

20)
TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets and Liabilities

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
Particulars	2025	2026
Deductible temporary differences	771	481
Long term capital loss	—	62,986
Tax losses carry forwards	10,905	11,111
Total	11,676	74,578

During the years ended March 31, 2024, 2025 and 2026, the Company did not recognize deferred tax assets on tax losses carried forward and other temporary differences related to some entities of the Group, because it is not probable that future taxable profits will be available against which these items can be utilized. However, deferred tax assets have been recognised only to the extent of deferred tax liabilities in such cases. The above tax losses (including unabsorbed depreciation) as at March 31, 2026 will expire at various dates ranging from 2026 to 2043 except for the tax losses and unabsorbed depreciation amounting to USD 5,541 (March 31, 2025: USD 4,233), which can be carried forward for an indefinite period.

As at March 31, 2026, no deferred tax liability was recognised on temporary difference of USD 3,276 (March 31, 2025: USD 2,909) related to investment in subsidiaries, as the Company controls the dividend policy of its subsidiary i.e. the Company controls the timing of reversal of the related taxable temporary differences and management is satisfied that they will not reverse in the foreseeable future.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

20)
TAX ASSETS AND LIABILITIES – (Continued)

Recognized Deferred Tax Assets and Liabilities – (Continued)

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
	2025	2026	2025	2026	2025	2026
Particulars	Assets		Liabilities		Net
Property, plant and equipment	1,406	1,547	(2,701)	(1,921)	(1,295)	(374)
Intangible assets, excluding goodwill	—	—	(4,406)	(2,132)	(4,406)	(2,132)
Trade and other receivables	974	904	—	—	974	904
Other current assets	2,965	2,688	—	—	2,965	2,688
Convertible notes	—	—	(2,367)	(46,297)	(2,367)	(46,297)
Employee benefits	3,428	3,999	—	—	3,428	3,999
Other current liabilities	1,666	1,853	—	—	1,666	1,853
Lease liabilities	3,465	2,565	—	—	3,465	2,565
Trade and other payables	859	792	—	—	859	792
Contract liabilities and related payables	513	615	—	—	513	615
Share based payments	24,534	25,377	—	—	24,534	25,377
Tax losses carry forwards	73,626	33,408	—	—	73,626	33,408
Others	—	—	(57)	(37)	(57)	(37)
Deferred tax assets/ (liabilities) before set off	113,436	73,748	(9,531)	(50,387)	103,905	23,361
Set off	(7,005)	(3,245)	7,005	3,245	—	—
Net deferred tax assets/(liabilities)	106,431	70,503	(2,526)	(47,142)	103,905	23,361

Movement in recognised deferred tax assets/(liabilities) during the year

Particulars	Balance as at April 1, 2024	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as at March 31, 2025
Property, plant and equipment	(1,813)	479	—	39	(1,295)
Intangible assets, excluding goodwill	(7,239)	2,681	—	152	(4,406)
Trade and other receivables	870	127	—	(23)	974
Other current assets	3,037	4	—	(76)	2,965
Convertible notes	(4,314)	1,947	—	—	(2,367)
Employee benefits	2,704	603	197	(76)	3,428
Other current liabilities	1,949	(237)	—	(46)	1,666
Lease liabilities	3,767	(211)	—	(91)	3,465
Trade and other payables	1,825	(930)	—	(36)	859
Contract liabilities and related payables	240	282	—	(9)	513
Share based payments	23,627	1,510	—	(603)	24,534
Tax losses carry forwards	99,953	(24,099)	—	(2,228)	73,626
Others	(43)	(16)	—	2	(57)
Total	124,563	(17,860)	197	(2,995)	103,905

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

20)
TAX ASSETS AND LIABILITIES – (Continued)

Recognized Deferred Tax Assets and Liabilities – (Continued)

Movement in recognised deferred tax assets/(liabilities) during the year – (Continued)

Particulars	Balance as at April 1, 2025	Acquired in business combination	Recognised directly in equity	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as at March 31, 2026
Property, plant and equipment	(1,295)	71	—	783	—	67	(374)
Intangible assets, excluding goodwill	(4,406)	(1,059)	—	3,087	—	246	(2,132)
Trade and other receivables	974	—	—	18	—	(88)	904
Other current assets	2,965	—	—	(12)	—	(265)	2,688
Convertible notes	(2,367)	—	(54,049)	10,119	—	—	(46,297)
Employee benefits	3,428	—	—	785	148	(362)	3,999
Other current liabilities	1,666	177	—	175	—	(165)	1,853
Lease liabilities	3,465	—	—	(626)	—	(274)	2,565
Trade and other payables	859	—	—	11	—	(78)	792
Contract liabilities and related payables	513	—	—	158	—	(56)	615
Share based payments	24,534	—	—	3,229	—	(2,386)	25,377
Tax losses carry forwards	73,626	—	—	(35,721)	—	(4,497)	33,408
Others	(57)	—	—	16	—	4	(37)
Total	103,905	(811)	(54,049)	(17,978)	148	(7,854)	23,361

21)
TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2025	2026
Trade and other receivables, net of provision	129,201	148,193
Security deposits, net of provision	12,148	12,323
Interest accrued	8,458	11,285
Due from employees	215	392
Total	150,022	172,193

Non-current	8,879	9,182
Current	141,143	163,011
Total	150,022	172,193

The trade receivables primarily consists of dues from airline, corporate and retail customers.

Security deposits include amounts paid in advance to suppliers of hotel and other services in order to guarantee the provision of those services.

The Group’s exposure to credit and currency risk is disclosed in note 5 and 34.

The information related to impairment losses related to trade and other receivables is disclosed in note 16 and 34.

Trade and other receivables from related parties are disclosed in note 37.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

22)
CASH AND CASH EQUIVALENTS

		As at March 31
Particulars		2025	2026
Cash in hand		271	292
Funds in transit		85,727	67,149
Bank balances		177,507	243,131
Term deposits		245,393	114,254
Cash and cash equivalents in the Statement of Financial Position	(a)	508,898	424,826

Bank overdrafts used for cash management purposes	(b)	(536)	(822)
Cash and cash equivalents in the statement of Cash Flows	(a+b)	508,362	424,004

As of March 31, 2026, bank balances include USD 1,551 (March 31, 2025: USD 1,605) pledged against letters of credit and bank guarantees issued to various airlines and suppliers of hotel and other services.

Funds in transit represents the amount collected from customers through credit cards/net banking which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

The Group’s exposure to currency risk, credit risk and interest rate risk along with sensitivity analysis for financial assets is disclosed in note 5 and 34.

23)
TERM DEPOSITS

	As at March 31
Particulars	2025	2026
Term deposits	254,416	358,001
Total	254,416	358,001

Non-current	2,130	17,704
Current	252,286	340,297
Total	254,416	358,001

As at March 31, 2026, term deposits amounting to USD 2,870 (March 31, 2025: USD 2,974) marked as lien with National Company Law Appellate Tribunal and USD 6,554 (March 31, 2025: USD 4,989) pledged mainly with banks against bank guarantees, bank overdraft facility and other facilities.

The Group’s exposure to credit risk and interest rate risk along with sensitivity analysis for financial assets is disclosed in note 5 and 34.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

24)
OTHER CURRENT ASSETS

	As at March 31
Particulars	2025	2026
Advance to suppliers	144,324	109,120
Prepaid expenses	5,512	5,982
Other assets	3,095	2,552
Total	152,931	117,654

25)
OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2025	2026
Prepaid expenses	402	75
Total	402	75

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

26)
CAPITAL AND RESERVES

A. Share Capital and Share Premium

	Ordinary Shares			Class B Shares
Particulars	Number	Share capital	Share premium	Number	Share capital	Share premium
Balance as at April 1, 2024	70,114,575	35	943,297	39,667,911	20	1,217,920
Shares issued during the year on exercise of share based awards	1,479,937	1	42,228	—	—	—
Treasury shares acquired	(236,012)	-	-	—	—	—
Balance as at March 31, 2025	71,358,500	36	985,525	39,667,911	20	1,217,920

Balance as at April 1, 2025	71,358,500	36	985,525	39,667,911	20	1,217,920
Issue of ordinary shares	18,400,000	9	1,621,010	—	—	—
Shares issued during the period on exercise of share based awards	454,472	*	13,637	—	—	—
Repurchase of own shares	—	—	—	(34,372,221)	(17)	(1,123,954)
Treasury shares acquired	(1,450,000)	—	—	—	—	—
Balance as at March 31, 2026	88,762,972	45	2,620,172	5,295,690	3	93,966

*less than 1

The Company presently has ordinary shares and Class B Convertible Ordinary Shares (“Class B Shares”) with par value of $0.0005 per share. The terms of issue generally provide that the Class B Shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. The Class B Shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B Shares to another party.

On June 23, 2025, the Company completed the underwritten registered public offering ("offering") of its ordinary shares, pursuant to which Company issued 16,000,000 ordinary shares at a price of USD 90 per share. The offering resulted in gross proceeds of USD 1,440,000. Further, the underwriters exercised their option to purchase 2,400,000 additional ordinary shares from the Company at the offering price of USD 90 per share, resulting in additional gross proceeds of USD 216,000. The Company incurred offering related expenses of approximately USD 34,981, including underwriters commission.

On July 2, 2025, the Company completed the repurchase of 34,372,221 Class B shares from Trip.com pursuant to the Amended and Restated Share Repurchase Agreement dated June 23, 2025 between the Company and Trip.com. All of the 34,372,221 Class B shares repurchased from Trip.com by the Company have been cancelled on July 2, 2025.

During the year ended March 31, 2026, the Company purchased 1,450,000 (March 31, 2025: 236,012) ordinary shares pursuant to share repurchase plan from the open market at the prevailing market price amounting to USD 91,729 (March 31, 2025: USD 21,722).

Mauritian law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Group’s board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

26) CAPITAL AND RESERVES - (Continued)

A. Share Capital and Share Premium - (Continued)

holder of ordinary shares and Class B shares in proportion to the number of shares held to the total ordinary shares and Class B shares outstanding as on that date.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of Class B shares at par with ordinary shares in proportion to the number of shares held to the total ordinary shares (including Class B shares) outstanding as on that date.

B. Nature and purpose of reserves

i. Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the India, Singapore, Malaysia, Thailand, the United Arab Emirates, Peru, Colombia, Vietnam, Cambodia, the Kingdom of Saudi Arabia and Indonesia subsidiaries, from their respective functional currencies to the Company's presentation currency.

ii. Fair value reserves

The fair value reserve comprises the cumulative net change in the fair value of equity investments at FVOCI.

iii. Share-based payment reserve

Share based payment reserve comprises the value of equity-settled share based awards provided to employees including key management personnel, as part of their remuneration.

iv. Equity component of convertible notes

It represents equity component of convertible notes issued in the year ended March 31, 2021 and March 31, 2026 (refer note 28).

v. Treasury shares reserve

The treasury shares reserve comprises of the amount paid for repurchase of Parent Company’s ordinary shares. As at March 31, 2026, the Group held 1,686,012 shares (March 31, 2025: 236,012 shares) of the Parent Company's ordinary shares as treasury shares.

C. Capital management

Equity share capital and other equity are considered for the purpose of Group’s capital management. The Group’s objective for capital management is to manage its capital so as to safeguard its ability to continue as a going concern and to support the growth of the Group. The capital structure of the Group is based on management’s judgement of its strategic and day-to-day needs with a focus on total equity so as to maintain investors, creditors and market confidence. The funding requirements are met through equity, convertible notes and operating cash. The Group’s focus is to keep strong total equity base to ensure independence, security, as well as a high financial flexibility for potential future borrowings, if required without impacting the risk profile of the Group. The Group is not subject to any externally imposed capital requirements.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

27)
EARNINGS PER SHARE (IN USD)

The following is the reconciliation of the earnings or loss attributable to ordinary shareholders (including Class B shareholders) and weighted average number of ordinary shares (including Class B shares) used in the computation of basic and diluted earnings (loss) per share for the year ended March 31, 2024, 2025 and 2026:

	For the year ended March 31
Particulars	2024	2025	2026
Earnings attributable to ordinary shareholders (including Class B shareholders) used in computing basic earnings per share (A)	216,801	95,101	51,804
Interest expense and changes in carrying amount of convertible notes due 2028, net of tax	(10,857)	—	(12,347)
Earnings attributable to ordinary shareholders (including Class B shareholders) used in computing diluted earnings per share (B)	205,944	95,101	39,457

Weighted average number of ordinary shares (including Class B shares) outstanding used in computing basic earnings per share (C)	111,094,561	112,592,774	101,966,362
Dilutive effect of conversion of convertible notes due 2028	5,934,810	—	5,934,810
Dilutive effect of share based awards	1,206,485	1,945,409	1,772,472
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing dilutive earnings per share (D)	118,235,856	114,538,183	109,673,645

Earnings per share (in USD)
Basic (A/C)	1.95	0.84	0.51
Diluted (B/D)	1.74	0.83	0.36

For the year ended March 31, 2026, Nil (March 31, 2025: 5,934,810 and March 31, 2024: Nil) ordinary shares issuable on conversion of convertible notes due 2028, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

For the year ended March 31, 2026, 9,109,082 ordinary shares issuable on conversion of convertible notes due 2030, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

28)
LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, currency and liquidity risk, refer note 5 and 34.

	As at March 31
Particulars	2025	2026
Non-current liabilities
Secured bank loans	3,118	2,234
Lease liabilities	10,777	7,324
Convertible notes due 2028	—	201,199
Convertible notes due 2030	—	1,188,965
Non-current portion of loans and borrowings	13,895	1,399,722

	As at March 31
Particulars	2025	2026
Current liabilities
Current portion of secured bank loans	1,485	1,415
Current portion of lease liabilities	4,582	4,462
Current portion of convertible notes due 2028	216,075	—
Current portion of loans and borrowings	222,142	5,877

(A) Convertible notes due 2028

On February 9, 2021, the Company had issued USD 230,000 principal amount 0.00% convertible senior notes (the "Notes 2028") including USD 30,000 in aggregate principal amount of the Notes 2028 issued pursuant to the full exercise of the initial purchasers' option to purchase additional Notes.

The Notes 2028 are convertible based upon an initial conversion rate of 25.8035 of the Company’s ordinary shares, par value USD 0.0005 per share (the "ordinary shares") per USD 1,000 principal amount of Notes 2028 (equivalent to a conversion price of approximately USD 38.75 per ordinary share). The Notes 2028 will mature on February 15, 2028 ("maturity date"), unless earlier repurchased, redeemed or converted. The Notes 2028 will be convertible into ordinary shares, at the option of the holders, in integral multiples of USD 1,000 principal amount, at any time prior to the close of business on the second business day preceding February 15, 2028. Holders of the Notes 2028 have the right to require the Company to repurchase for cash all or part of their Notes 2028 on February 15, 2024 and February 15, 2026 (each, a "repurchase date") at a repurchase price equal to 100% of the principal amount of the Notes 2028 to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the relevant repurchase date ("Repurchase Right").

The conversion rate will be subject to adjustment upon the occurrence of certain specified events, but will not be adjusted for accrued and unpaid special interest, if any. In addition, in connection with a make-whole fundamental change or following the Company’s delivery of a notice of tax redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Notes 2028 "in connection with" such make-whole fundamental change or a notice of tax redemption, as the case may be. Further, the Company may, at its option, redeem the Notes 2028, in whole but not in part, following the occurrence certain tax law changes at a redemption price equal to 100% of the principal amount of the Notes 2028 to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date (unless the redemption date falls after a special interest record date but on or prior to the special interest payment date to which such special interest record date relates, in which case the Company will instead pay the full amount of accrued and unpaid special interest, if any, to the holder of record as of the close of business on such special interest record date, and the redemption price will be equal to 100% of the principal amount of the Notes 2028 to be redeemed).

Upon the occurrence of a fundamental change, holders may require the Company to repurchase for cash all or any portion of their Notes 2028 at a fundamental change repurchase price equal to 100% of the principal amount of the Notes 2028 to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

28)
LOANS AND BORROWINGS – (Continued)

(A) Convertible notes due 2028 - (Continued)

The Notes 2028 are general unsecured obligations of the Company. The Notes 2028 rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the Notes 2028, rank equal in right of payment to any of the Company’s unsecured indebtedness that is not so subordinated, are effectively subordinated in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and are structurally junior to all indebtedness and other liabilities of the Company’s subsidiaries.

The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as equity component of convertible notes in equity. The resulting discount, together with the allocated issuance costs, were accreted at an effective interest rate of 7.39% over the period from the issuance date to February 15, 2024, the earliest put date of the Notes 2028 representing the first date on which the amount could be required to be paid to the Notes holders.

On January 17, 2024, the Company notified holders of the Notes 2028, of the right, at the option such holder, to require the Company to repurchase at par all of such holder’s Notes or any portion thereof that is an integral multiple of USD 1,000 principal amount for cash on February 15, 2024, or the Repurchase Right, if properly tendered by the holders subject to the terms and conditions set forth. However, no Notes 2028 were tendered for repurchase. The next repurchase date will be February 15, 2026 as per the agreement.

Consequent to first repurchase date i.e. February 15, 2024, the Company had adjusted the gross carrying amount of the Notes at the present value of the estimated future contractual cash flows that are discounted up to the next repurchase date at the original effective interest rate to reflect actual and revised estimated contractual cash flows. The difference of USD 30,578 between the gross carrying amount as at February 15, 2024 and revised gross carrying amount was recognised in statement of profit or loss as reversal of finance cost (refer note 16), being change in carrying value of financial liabilities measured at amortised cost during the year ended March 31, 2024. The revised carrying amount of the Notes was accreted up to the principal amount till next repurchase date on which the amount could be required to be paid to the Notes holders.

On January 12, 2026, the Company had notified holders of the Notes 2028, of the right, at the option such holder, to require the Company to repurchase at par all of such holder’s Notes 2028 or any portion thereof that is an integral multiple of USD 1,000 principal amount for cash on February 15, 2026 respectively, or the Repurchase Right, if properly tendered by the holders subject to the terms and conditions set forth. However, no Notes 2028 were tendered for repurchase. The Notes 2028 will now mature on February 15, 2028 as per the agreement.

Consequent to second repurchase date i.e. February 15, 2026, the Company had adjusted the gross carrying amount of the Notes 2028 at the present value of the estimated future contractual cash flows that are discounted up to the maturity date of Notes 2028 i.e. February 15, 2028 at the original effective interest rate to reflect actual and revised estimated contractual cash flows. The difference of USD 30,578 between the gross carrying amount as at February 15, 2026 and revised gross carrying amount was recognised in statement of profit or loss as reversal of finance cost (refer note 16), being change in carrying value of financial liabilities measured at amortised cost during the year ended March 31, 2026. The revised carrying amount of the Notes 2028 will be accreted up to the principal amount over a remaining period of 1.88 years representing the maturity date on which the amount could be required to be paid to the Notes holders.

(B) Convertible notes due 2030

Proceeds from issue of convertible notes due 2030	1,437,500
Issue expenses	(22,952)
Net proceeds	1,414,548
Amount classified as equity (net of allocated issue expense of USD 4,802) (refer note 26)	(295,939)
Interest accrued	74,401
Repurchase of convertible notes due 2030	(4,045)
Carrying amount of liability at March 31, 2026	1,188,965

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

28) LOANS AND BORROWINGS – (Continued)

(B) Convertible notes due 2030 - (Continued)

On June 23, 2025, the Company issued USD 1,437,500 principal amount 0.00% convertible senior notes due 2030 (the "Notes 2030") including USD 187,500 in aggregate principal amount of the Notes 2030 issued pursuant to the full exercise of the initial purchasers’ option to purchase additional Notes 2030. The Company incurred issuance related expense of approximately USD 22,952. The Notes 2030 will mature on July 1, 2030, unless redeemed, repurchased or converted prior to such date.

The Notes 2030 will be convertible into ordinary shares of the Company, at the option of the holders, in integral multiples of USD 1,000 principal amount, at any time prior to the close of business on the second business day preceding July 1, 2030. The Notes 2030 are convertible based upon an initial conversion rate of 8.2305 of the Company’s ordinary shares, par value USD 0.0005 per share (the "ordinary shares") per USD 1,000 principal amount of Notes 2030 (equivalent to a conversion price of approximately USD 121.5 per ordinary share), subject to certain anti-dilution adjustments.

Holders of the Notes 2030 will have the right, at their option, to require the Company to repurchase for cash all or part of their Notes 2030, on July 3, 2028 at a repurchase price equal to 100% of the principal amount of the Notes 2030 to be repurchased plus accrued and unpaid special interest, if any. In addition, upon the occurrence of a fundamental change, holders may require the Company to repurchase for cash all or any portion of their Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date.

Further, at any time after July 10, 2028, and until maturity, the Company, at its option, may redeem for cash all or part of the Notes 2030, if:

(a) the Notes 2030 are "freely tradable" and all accrued and unpaid special interest, if any, has been paid in full, as of the date the Company sends the notice of redemption; and

(b) the last reported sale price of the Company’s ordinary shares has been at least 130% of the conversion price then in effect (i) on each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately prior to the date Company provides notice of redemption, and (ii) the trading day immediately preceding the date Company sends such notice.

The conversion rate will be subject to adjustment upon the occurrence of certain specified events, but will not be adjusted for accrued and unpaid special interest, if any. In addition, in connection with a make-whole fundamental change or following the Company’s delivery of a notice of tax redemption, optional redemption, cleanup redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Notes "in connection with" such make-whole fundamental change or a notice of tax redemption, optional redemption or cleanup redemption, as the case may be.

The Notes 2030 are compound financial instruments consisting of a financial liability and a conversion option with the holders that is classified as equity. Of the gross proceeds of USD 1,437,500, USD 1,136,759 was allocated to the liability component, representing the fair value of the liability component on initial recognition, calculated as the present value of the contractual principal and interest payments over the term of the Notes 2030 using a discount rate of 8.06%. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature.

The carrying amount of the equity component of USD 300,741 representing the holders' conversion option, was determined by deducting the fair value of the liability component from the initial proceeds and recorded as equity component of convertible notes in equity. The transaction costs incurred were allocated to the liability and equity components in proportion to the allocation of the gross proceeds, with USD 18,150 allocated to the liability and USD 4,802 allocated to equity.

The present value of amount allocated to the liability component, net of transaction costs, of USD 1,118,609 will be accreted to the principal amount of the Notes 2030 from date of issuance to the earliest put date of Notes 2030, i.e. July 3, 2028, with an effective interest rate of 8.63%. The carrying amount as at March 31, 2026 will be accreted up to the principal amount over the remaining period of 2.51 years representing the earliest put date on which the amount could be required to be paid to the Notes holders.

A deferred tax liability of USD 54,211 for the taxable temporary difference arising from the difference between the initial carrying amount of the liability component of the Notes 2030 and the tax base was recognized with a corresponding charge directly to equity.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

28) LOANS AND BORROWINGS – (Continued)

(B) Convertible notes due 2030 - (Continued)

The Notes 2030 are general unsecured obligations of the Company. The Notes 2030 rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the Notes 2030, rank equal in right of payment to any of the Company’s unsecured indebtedness that is not so subordinated, including the obligations under Convertible notes due 2028, effectively junior in right of payment to any of our future secured indebtedness to the extent of the value of the assets securing such indebtedness and are structurally junior to all indebtedness and other liabilities of the Company’s subsidiaries.

On December 8, 2025, the Company has repurchased Notes 2030 of principal amount USD 5,000 for an aggregate amount of USD 4,642 (including cost of repurchase of USD 5) ("repurchase price"). The repurchase price of USD 4,642 is allocated between the liability component and the equity component on the same basis that was used in the original allocation process. On the date of repurchase, the Company derecognised proportionate carrying amount of Notes 2030 of USD 4,045 and corresponding proportionate equity component of Notes 2030 of USD 840.

Terms and repayment schedule of secured bank loans, lease liabilities and convertible notes:

				As at March 31, 2025		As at March 31, 2026
Particulars	Currency	Interest rate	Year of maturity	Original value	Carrying amount	Original value	Carrying amount
Secured bank loans	INR	7%-10%	2025 - 2030	6,595	4,603	6,199	3,649
Lease liabilities	Multiple	2%-12%	2025 - 2029	45,091	15,359	43,963	11,786
Convertible notes due 2028	USD	7.39%	2028	230,000	216,075	230,000	201,199
Convertible notes due 2030	USD	8.63%	2028	-	-	1,432,500	1,188,965

The bank loans are secured over motor vehicles with a carrying amount of USD 4,029 as at March 31, 2026 (March 31, 2025: USD 5,264).

The information related to contractual maturities of lease liabilities is disclosed in note 34.

Credit facilities

The Group has fund based limits with various banks amounting to USD 28,379 as at March 31, 2026 (March 31, 2025: USD 32,901). As at March 31, 2026, the Group has drawn USD 822 (March 31, 2025: USD 536) against these limits.

As at March 31, 2026, the Group has non-fund based limits of USD 52,200 (March 31, 2025: USD 57,775) for bank guarantees, primarily in favour of International Air Transport Association ('IATA') and other suppliers from various banks, against any payment default by the Company. Against these limits, the Group has pledged certain bank balances, term deposits, property, plant and equipment [excluding land, building, motor vehicles and buildings (right of use)] and trade receivables ('security') of USD 130,365 (March 31, 2025: USD 167,228) of various subsidiaries. However, in case of default, enforcement of security is limited to the extent of amount due against withdrawn limits. As at March 31, 2026, the Parent Company has issued guarantees to banks in respect of credit facilities granted to one of its subsidiaries.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

28)
LOANS AND BORROWINGS – (Continued)

Reconciliation of movements of liabilities to cash flows arising from financing activities:

Changes in cash flows from financing activities

	Liabilities
	Secured bank loans	Lease liabilities	Convertible notes	Total
Balance as at April 1, 2023	2,667	16,379	216,118	235,164

Proceeds from bank loans	2,114	—	—	2,114
Repayment of bank loans	(1,009)	—	—	(1,009)
Acquired through business combination	—	115	—	115
Additions to lease liabilities	—	3,540	—	3,540
Adjustment due to modification/change in estimate	—	(26)	(30,578)	(30,604)
Payment of lease liabilities	—	(3,105)	—	(3,105)
Interest accrued	266	1,783	15,700	17,749
Interest paid	(266)	(1,783)	—	(2,049)
Effect of change in foreign exchange rates	(46)	(245)	—	(291)
Balance as at March 31, 2024	3,726	16,658	201,240	221,624

Proceeds from bank loans	2,435	—	—	2,435
Repayment of bank loans	(1,455)	—	—	(1,455)
Acquired through business combination	—	22	—	22
Additions to lease liabilities	—	2,958	—	2,958
Adjustment due to modification/change in estimate	—	(123)	—	(123)
Payment of lease liabilities	—	(3,763)	—	(3,763)
Interest accrued	405	1,697	14,835	16,937
Interest paid	(405)	(1,697)	—	(2,102)
Effect of change in foreign exchange rates	(103)	(393)	—	(496)
Balance as at March 31, 2025	4,603	15,359	216,075	236,037

Proceeds from bank loans	1,201	—	—	1,201
Repayment of bank loans	(1,778)	—	—	(1,778)
Proceeds from issuance of convertible notes	—	—	1,437,500	1,437,500
Convertible notes classified as equity	—	—	(300,741)	(300,741)
Direct cost incurred in relation to convertible notes (excluding equity component)	—	—	(18,150)	(18,150)
Repurchase of convertible notes	—	—	(4,045)	(4,045)
Additions to lease liabilities	—	2,849	—	2,849
Adjustment due to modification/change in estimate	—	(613)	(30,578)	(31,191)
Payment of lease liabilities	—	(4,688)	—	(4,688)
Interest accrued	300	1,454	90,103	91,857
Interest paid	(300)	(1,454)	—	(1,754)
Effect of change in foreign exchange rates	(377)	(1,121)	—	(1,498)
Balance as at March 31, 2026	3,649	11,786	1,390,164	1,405,599

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

29)
OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2025	2026
Statutory liabilities	23,188	18,159
Employee related payables	8,250	8,375
Refund due to customers	51,011	52,634
Other liabilities (related to business combination) (refer notes below and 7 (b))	4,390	8,558
Total	86,839	87,726

(a) Other liabilities (related to business combination) - Simplotel Technologies Private Limited

As per the Shareholders' Agreement and Share Subscription and Purchase Agreement with the promoters of Simplotel Technologies Private Limited ("Simplotel"), on completion of three years from the date of acquisition, the promoter of Simplotel shall have the right but not the obligation to sell all the shares held by the promoter in Simplotel, in cash for an estimated consideration of USD 4,411, which represents its fair value as at the acquisition date of Simplotel. The consideration will be based on valuation linked to future revenue and profitability of Simplotel. The financial liability in respect of acquisition of these additional shares had been recognized with a corresponding debit to accumulated deficit in the consolidated statement of changes in equity as the promoter still has access to the returns associated with the underlying ownership interest. The fair value of this financial liability is USD 3,390 as at March 31, 2026 (March 31, 2025: USD 3,805).

(b) Other liabilities (related to business combination) - Book My Forex Private Limited

On September 10, 2025, the Group through one of its Indian subsidiary has entered into an agreement, as amended on September 29, 2025, with the founders of Book My Forex Private Limited ("BMF"). As per the agreement, the Group will acquire additional equity stake of 18.75% in BMF on or before September 30, 2026, for an estimated consideration of USD 2,533.

Since the risk and rewards associated with the additional equity stake has not been retained by the founders and it’s a transaction with the shareholders of BMF, wherein Group already exercises control, a financial liability of USD 2,533 in respect of acquisition of this additional equity stake has been recognized with a corresponding debit to non-controlling interest of USD 711 and accumulated deficit of USD 1,822 on the date of this agreement. The value of this financial liability is USD 2,396 as at March 31, 2026.

30)
OTHER NON-CURRENT LIABILITIES

	As at March 31
Particulars	2025	2026
Other liabilities (related to business combinations) (refer note 7 (b))	12,396	6,649
Total	12,396	6,649

31)
TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2025	2026
Trade payables	91,237	83,901
Accrued expenses	55,762	51,876
Total	146,999	135,777

The Group's exposure to currency and liquidity risk related to trade and other payables is disclosed in note 5 and 34.

32)
EMPLOYEE BENEFITS

	As at March 31
Particulars	2025	2026
Net defined benefit liability	12,033	13,545
Other long term employee benefit (liability for compensated absences)	2,672	2,932
Total employee benefit liabilities	14,705	16,477

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

32) EMPLOYEE BENEFITS - (Continued)

	As at March 31
Particulars	2025	2026
Present value of unfunded obligation	12,033	13,545
Total	12,033	13,545

Defined Benefit Plan

The Group’s gratuity scheme for the employees of its Indian subsidiaries is a defined benefit plan. The plan in Flamingo, Q2T and Simplotel is funded, whereas plan for the rest of Indian subsidiaries is unfunded. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group.

A. Movement in the net defined benefit liability

The following table shows a reconciliation from the opening balances to the closing balances for the net defined liability and its components:

Particulars	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
	As at March 31		As at March 31		As at March 31
	2025	2026	2025	2026	2025	2026
Opening balance	9,467	12,159	(151)	(126)	9,316	12,033
Acquired through business combination (refer note 7 (c) and 7 (d))	271	549	—	(549)	271	—

Included in profit or loss
Current service cost	1,687	2,034	—	—	1,687	2,034
Past service cost (credit)	—	533	—	—	—	533
Interest cost (income)	636	721	(9)	(45)	627	676
	2,323	3,288	(9)	(45)	2,314	3,243
Included in other comprehensive income
Remeasurement loss (gain) :
-Actuarial loss (gain) arising from :
-demographic assumptions	(20)	—	—	—	(20)	—
-financial assumptions	417	(223)	—	—	417	(223)
-experience adjustment	441	794	—	—	441	794
-Return on plan assets excluding interest income	—	—	1	—	1	—
	838	571	1	—	839	571
Effects of movement in foreign exchange rates	(259)	(1,262)	3	11	(256)	(1,251)
Other
Contribution by employer	—	—	(11)	(55)	(11)	(55)
Benefits paid	(481)	(1,028)	41	32	(440)	(996)
Closing balance	12,159	14,277	(126)	(732)	12,033	13,545

Represented by:

	As at March 31
Particulars	2025	2026
Net defined benefit liability	12,033	13,545
Net defined benefit assets	—	—
	12,033	13,545

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

32)
EMPLOYEE BENEFITS – (Continued)

Defined Benefit Plan – (Continued)

B. Actuarial assumptions

Principal actuarial assumptions are given below:

As at March 31
Particulars	2025	2026
Discount rate (per annum)	6.4%-6.5%	6.4% - 7.3%
Future salary growth (per annum)	7.0%-12.0%	7.0% - 12.0%
Withdrawal rate	6.0%-25.0%	3.0% - 25.0%

Assumptions regarding future mortality rates are based on Indian Assured Lives Mortality (2006-08) Ultimate as published by Insurance Regulatory and Development Authority (IRDA).

The actuarial valuation is carried out half yearly by an independent actuary. The discount rate used for determining the present value of obligation under the defined benefit plan is determined by reference to market yields at the end of the reporting period on Indian Government Bonds. The currency and the term of the government bonds is consistent with the currency and term of the defined benefit obligation.

The future salary growth rate takes into account inflation, seniority, promotion and other relevant factors on long-term basis.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

C. Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	For the year ended March 31
Particulars	2025		2026
	Increase	Decrease	Increase	Decrease
Discount rate (1% movement)	(730)	822	(802)	898
Future salary growth (1% movement)	771	(703)	651	(634)
Withdrawal rate (5% movement)	(1,274)	2,788	(369)	453

D. Plan assets

Plan assets comprise the following:

	As at March 31
Particulars	2025	2026
Funds managed by the insurer	100%	100%

E. Description of plan characteristics

The Gratuity scheme is a final salary defined benefit plan that provides for a lump sum payment made on exit either by way of retirement, death, disability or voluntary withdrawal. The benefits are defined on the basis of final salary and the period of service and paid as lump sum at exit.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

32)
EMPLOYEE BENEFITS – (Continued)

Defined Benefit Plan – (Continued)

F. Description of plan associated risks

1. Interest rate risk : The defined benefit obligation calculated uses a discount rate based on government bonds. If bond yields fall, the defined benefit obligation will tend to increase.

2. Salary inflation risk : Higher than expected increases in salary will increase the defined benefit obligation.

3. Demographic risk : This is the risk of variability of results due to unsystematic nature of decrements that include mortality, withdrawal, disability and retirement. The effect of these decrements on the defined benefit obligation is not straight forward and depends upon the combination of salary increase, discount rate and vesting criteria. It is important not to overstate withdrawals because in the financial analysis the retirement benefit of a short career employee typically costs less per year as compared to a long service employee.

G. Expected benefit payments for the year ending:

Amount
March 31, 2027	1,963
March 31, 2028	2,518
March 31, 2029	2,115
March 31, 2030	2,538
March 31, 2031	2,497
Thereafter	11,350

H. The Group expects to pay USD 92 in contribution to its defined benefit plans in the next annual reporting period.

I. The weighted average duration of the defined benefit obligation is 4-13 years (March 31, 2025: 3-8 years).

33)
SHARE BASED PAYMENT

Description of the share based payment arrangements

As at March 31, 2025 and 2026, the Group had the following equity-settled share based payment arrangement programs:

a) Share Incentive Plan

i) Restricted Share Units (RSUs)

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the years ended March 31, 2024, 2025 and 2026, the Group granted restricted share units, or RSUs, under the plan to eligible employees. Each restricted share unit represents the right to receive one common share. The fair value of each restricted share unit is the market price of one common share of the Group on the date of grant.

Terms and Conditions of the RSUs

The terms and conditions relating to the RSUs grants under this Share Incentive Plan are given below:

Grant details	Number of instruments	Vesting conditions	Contractual life of RSUs
RSUs granted during the year ended March 31, 2024	829,578	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2025	578,796	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2026	284,853	Refer notes	4 – 8 years

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

33)
SHARE BASED PAYMENT – (Continued)

a) Share Incentive Plan – (Continued)

i) Restricted Share Units (RSUs) – (Continued)

Notes:

Of the RSUs granted during the year ended March 31, 2026:

- 210,347 (March 31, 2025: 301,167 and March 31, 2024: 571,784) RSUs have graded vesting over 4 years: 25% on the expiry of 12 months from the grant date, 25% on the expiry of 24 months from the grant date, 25% on the expiry of 36 months from the grant date, 25% on the expiry of 48 months from the grant date.

- Nil (March 31, 2025: Nil and March 31, 2024: 209,731) RSUs have 100% vesting on September 30, 2026 and Nil (March 31, 2025: 121,232 and March 31, 2024: Nil) RSUs have 100% vesting during the quarter ended September 30, 2027 and 68,078 (March 31, 2025: Nil and March 31, 2024: Nil) RSUs have 100% vesting during the quarter ended September 30, 2028. Further, the Group's estimate of the number of shares to be issued is adjusted upward or downward based upon the probability of achievement of the factors like Group performance of next three financial years and service condition. Maximum shares the employees are eligible to receive under this scheme are 150% of the total RSUs granted. During the year ended March 31, 2025, for the grants given in financial year ended March 31, 2022, there has been a upward adjustment of 138,615 number of RSUs based on the Group's performance for the financial year ended March 31, 2022, 2023 and 2024.

- 6,093 (March 31, 2025: 13,379 and March 31, 2024: Nil) RSUs were fully vested on expiry of six months from the grant date.

- 335 (March 31, 2025: 4,403 and March 31, 2024: 48,063) RSUs were fully vested on the grant date.

- These RSUs can be exercised within a period of 48 months from the date of vesting or within a period of 6 months from the date of termination of employment, whichever is earlier.

The number and weighted average exercise price of RSUs under share incentive plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the year ended March 31
Particulars	2024	2024	2025	2025	2026	2026
Outstanding at the beginning of the year	0.0005	7,773,744	0.0005	5,041,216	0.0005	4,364,948
Granted during the year	0.0005	829,578	0.0005	578,796	0.0005	284,853
Forfeited and expired during the year	0.0005	(178,993)	0.0005	(89,567)	0.0005	(163,251)
Exercised during the year	0.0005	(3,383,113)	0.0005	(1,165,497)	0.0005	(394,872)
Outstanding at the end of the year	0.0005	5,041,216	0.0005	4,364,948	0.0005	4,091,678
Exercisable at the end of the year	0.0005	2,234,132	0.0005	2,416,977	0.0005	2,938,490

The grant date fair value of RSUs granted during the year is in the range of USD 74.59 to USD 101.62 (March 31, 2025: USD 55.00 to USD 105.29 and March 31, 2024: USD 24.00 to USD 55.42)

The RSUs outstanding at March 31, 2026 have an exercise price per share of USD 0.0005 (March 31, 2025: USD 0.0005 and March 31, 2024: USD 0.0005) and a weighted average remaining contractual life of 3.2 years (March 31, 2025: 4.0 years and March 31, 2024: 4.3 years).

During the year ended March 31, 2026, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 22,838 (March 31, 2025: USD 35,927 and March 31, 2024: USD 36,936) for the RSUs granted under the Share Incentive Plan.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

33)
SHARE BASED PAYMENT – (Continued)

a) Share Incentive Plan – (Continued)

ii) Employee Stock Options (ESOPs)

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). Each ESOP represents the right to receive one hundred common equity shares of the Group. No options were granted during the years ended March 31, 2024, 2025 and 2026, respectively.

The number and weighted average exercise price of ESOPs under share incentive plan are as follows:

	Weighted Average Exercise Price per ESOP (USD)	Number of Awards	Weighted Average Exercise Price per ESOP (USD)	Number of Awards	Weighted Average Exercise Price per ESOP (USD)	Number of Awards
	For the year ended March 31
Particulars	2024	2024	2025	2025	2026	2026
Outstanding at the beginning of the year	2,229	18,502	2,229	15,813	2,229	12,668.6
Exercised during the year	2,229	(2,689)	2,229	(3,144.4)	2,229	(596.0)
Outstanding at the end of the year	2,229	15,813	2,229	12,668.6	2,229	12,072.6
Exercisable at the end of the year	2,229	15,813	2,229	12,668.6	2,229	12,072.6

The ESOPs outstanding at March 31, 2026 have an exercise price per option of USD 2,229 (March 31, 2025: USD 2,229 and March 31, 2024: USD 2,229) and a weighted average remaining contractual life of 3.7 years (March 31, 2025: 4.7 years and March 31, 2024: 1.4 years), after the extension of the expiry date of outstanding ESOPs during the year ended March 31, 2025.

b) Employee Stock Option Plan 2015 ("Simplotel Plan 2015")

In 2015, Simplotel, one of the Group’s subsidiary approved a share option plan in India, named the Employees Stock Option Plan 2015, hereinafter referred as "Simplotel Plan 2015". During the year ended March 31, 2026, 161 Simplotel Employee Stock Options ("Simplotel ESOP") (March 31, 2025: Nil, March 31, 2024: 192) were granted to employees. Each Simplotel ESOP represents the right to receive one equity share of Simplotel.

The number and weighted average exercise price of Simplotel ESOP under the Simplotel Plan 2015 are as follows:

	Weighted Average Exercise Price per Simplotel ESOP (USD)	Number of Awards	Weighted Average Exercise Price per Simplotel ESOP (USD)	Number of Awards	Weighted Average Exercise Price per Simplotel ESOP (USD)	Number of Awards
	For the year ended March 31
Particulars	2024	2024	2025	2025	2026	2026
Outstanding at beginning of the year	0.12	1,065	0.12	1,202	0.12	1,153
Granted during the year	0.12	192	—	—	—	161
Forfeited and expired during the year	0.12	(55)	0.12	(49)	0.11	(60)
Outstanding at the end of the year	0.12	1,202	0.12	1,153	0.11	1,254
Exercisable at the end of the year	0.12	949	0.12	992	0.11	1,032

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

33)
SHARE BASED PAYMENT – (Continued)

b) Employee Stock Option Plan 2015 ("Simplotel Plan 2015") – (Continued)

Inputs for Measurement of Grant Date Fair Values of Simplotel ESOP Plan

	For the year ended March 31, 2024	For the year ended March 31, 2026
Fair value of ESOP and assumptions
Share price at grant date (USD)	442.90	447.77
Fair value at grant date (USD)	442.90	447.77
Exercise price (USD)	0.12	0.11
Expected volatility	46.50%	66.80%
Expected term	6 years	11-14 years
Expected dividends	-	-
Risk-free interest rate	7.60%	6.54% - 6.79%

During the year ended March 31, 2026, 161 Simplotel ESOPs (March 31, 2025: Nil, March 31, 2024: 192) have graded vesting over 4 years: 10% will vest on completion of one year from the grant date, remaining Simplotel ESOPs will equally vest quarterly thereafter in the remaining 3 years in the ratio of 20% in second year, 30% in third year and 40% in fourth year from the date of grant.

The Simplotel ESOPs outstanding at March 31, 2026 have an exercise price per Simplotel ESOP of USD 0.11 (March 31, 2025: USD 0.12, March 31, 2024: USD 0.12). The weighted average remaining contractual life of the Simplotel ESOPs granted under this plan is 10.1 years (March 31, 2025: 9.5 years, March 31, 2024: 10 years).

During the year ended March 31, 2026, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 9 (March 31, 2025: USD 22, March 31, 2024: USD 1), for the Simplotel ESOPs granted under Simplotel Plan 2015.

c) Book My Forex Employees Stock Option Plan, 2022 ("BMF Plan 2022")

In 2022, BMF, one of the Group’s subsidiary, approved a plan in India, named it Book My Forex Employees Stock Option Plan, 2022, hereinafter referred as "BMF Plan 2022". During the year ended March 31 2026, 1,333 BMF Employee Stock Options ("BMF ESOPs") (March 31, 2025: 476, March 31, 2024: 2,490) were granted to employees. Each BMF ESOP represents the right to receive one equity share of BMF.

The number and weighted average exercise price of BMF ESOPs under the BMF Plan 2022 are as follows:

	Weighted Average Exercise Price per BMF ESOP (USD)	Number of Awards	Weighted Average Exercise Price per BMF ESOP (USD)	Number of Awards	Weighted Average Exercise Price per BMF ESOP (USD)	Number of Awards
	For the year ended March 31
Particulars	2024	2024	2025	2025	2026	2026
Outstanding at beginning of the year	—	—	0.12	2,490	0.12	2,717
Granted during the year	0.12	2,490	0.12	476	0.11	1,333
Forfeited and expired during the year	—	—	0.12	(249)	0.11	—
Outstanding at the end of the year	0.12	2,490	0.12	2,717	0.11	4,050
Exercisable at the end of the year	—	—	0.12	1,162	0.11	2,234

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

33) SHARE BASED PAYMENT – (Continued)

c) Book My Forex Employees Stock Option Plan, 2022 ("BMF Plan 2022") – (Continued)

Inputs for Measurement of Grant Date Fair Values of BMF Plan 2022

	For the year ended March 31, 2024	For the year ended March 31, 2025	For the year ended March 31, 2026
Fair value of BMF ESOP and assumptions
Share price at grant date (USD)	16.65	16.65	8.07
Fair value at grant date (USD)	16.65	16.65	8.07
Exercise price (USD)	0.12	0.12	0.11
Expected volatility	46.40%	46.40%	42.50%
Expected term	6 years	6 years	2-3 years
Expected dividends	—	—	—
Risk-free interest rate	7.32%	7.32%	5.91% - 6.08%

Notes :

Of the BMF ESOPs granted during the year ended March 31, 2026:

-Nil (March 31, 2025: Nil, March 31, 2024: 1,992) BMF ESOPs have graded vesting over 2 years: 50% will vest on completion of one year from the grant date and remaining 50% will vest on completion of two years from the grant date.

-1,333 (March 31, 2025: 476, March 31, 2024: 498) BMF ESOPs have graded vesting over 3 years: one third will vest on completion of one, two and three years from the grant date respectively.

The BMF ESOPs outstanding at March 31, 2026 have an exercise price per BMF ESOP of USD 0.11 (March 31, 2025: USD 0.12, March 31, 2024: USD 0.12). The weighted average remaining contractual life of the BMF ESOPs granted under this plan is 11.9 years (March 31, 2025: 11.7 years, March 31, 2024: 10.6 years).

During the year ended March 31, 2026, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 4 (March 31, 2025: USD 7, March 31, 2024: USD 26), for the BMF ESOPs granted under BMF Plan 2022.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

33) SHARE BASED PAYMENT – (Continued)

d) Savaari Car Rentals Private Limited Employee Stock Option Plan

i) 2013 Employee Stock Option Plan ("Savaari Plan 2013")

In 2013, Savaari, one of the Group’s subsidiary (refer note 7 (b)), approved a share option plan in India, named it 2013 Employee Stock Option Plan, hereinafter referred as "Savaari Plan 2013". Each Savaari ESOP represents the right to receive one equity share of Savaari. No Savaari ESOPs were granted during the year ended March 31, 2024, 2025, and 2026 under this plan.

The number and weighted average exercise price of Savaari ESOPs under the Savaari Plan 2013 are as follows:

	Weighted Average Exercise Price per Savaari ESOP (USD)	Number of Awards	Weighted Average Exercise Price per Savaari ESOP (USD)	Number of Awards	Weighted Average Exercise Price per Savaari ESOP (USD)	Number of Awards
	For the year ended March 31
Particulars	2024	2024	2025	2025	2026	2026
Outstanding at the date of acquisition / Outstanding at beginning of the year	0.01	30,710	0.01	30,685	0.01	7,895
Forfeited and expired during the year	0.01	(25)	0.01	(8,689)	0.01	—
Exercised during the year*	—	—	0.01	(14,101)	0.01	(1,603)
Outstanding at the end of the year	0.01	30,685	0.01	7,895	0.01	6,293
Exercisable at the end of the year	0.01	30,637	0.01	7,895	0.01	6,293

The Savaari ESOPs outstanding at March 31, 2026 have an exercise price per Savaari ESOP of USD 0.01 (March 31, 2025: USD 0.01, March 31, 2024: USD 0.01). The weighted average remaining contractual life of the Savaari ESOPs granted under this plan is 4 years (March 31, 2025: 5 years, March 31, 2024: 6.1 years).

* Savaari has settled 15,704 Savaari ESOPs for a consideration of USD 122.

ii) Employee Stock Option Plan-2024 ("Savaari Plan 2024")

During the year ended March 31, 2026 , Savaari, one of the Group’s subsidiary, approved a share option plan in India, named it Employee Stock Option Plan-2024, hereinafter referred as "Savaari Plan 2024". Each Savaari 2024 ESOP represents the right to receive one equity share of Savaari. During the year ended March 31, 2026, 4,800 Savaari 2024 ESOPs were granted (March 31, 2025: 23,308) under this plan.

The number and weighted average exercise price of Savaari 2024 ESOPs under the Savaari Plan 2024 are as follows:

	Weighted Average Exercise Price per Savaari 2024 ESOP (USD)	Number of Awards	Weighted Average Exercise Price per Savaari 2024 ESOP (USD)	Number of Awards
	For the year ended March 31
Particulars	2025	2025	2026	2026
Outstanding at beginning of the year	—	—	0.01	18,150
Granted during the year	0.01	23,308	0.01	4,800
Forfeited and expired during the year	0.01	(5,158)	0.01	(500)
Outstanding at the end of the year	0.01	18,150	0.01	22,450
Exercisable at the end of the year	—	—	—	6,549

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

33) SHARE BASED PAYMENT – (Continued)

d) Savaari Car Rentals Private Limited Employee Stock Option Plan – (Continued)

ii) Employee Stock Option Plan-2024 ("Savaari Plan 2024") - (Continued)

Inputs for Measurement of Grant Date Fair Values of Savaari Plan 2024

	For the Year Ended March 31, 2025	For the Year Ended March 31, 2026
Fair value of Savaari 2024 ESOP and assumptions
Share price at grant date (USD)	16.48	13.81
Fair value at grant date (USD)	16.48	13.81
Exercise price (USD)	0.01	0.01
Expected volatility	37.32%	50.10%
Expected term	5 years	3.55 years
Expected dividends	—	—
Risk-free interest rate	6.47%	6.01%

Notes:

Of the Savaari 2024 ESOPs granted during the year ended March 31, 2026:

-Nil (March 31, 2025: 1,650) Savaari 2024 ESOPs have 100% vesting on completion of one year from the grant date.

-4,800 (March 31, 2025: 21,658) Savaari 2024 ESOPs have graded vesting over 5 years: 20% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 20% on the expiry of 36 months from the grant date, 20% on the expiry of 48 months from the grant date, 20% on the expiry of 60 months from the grant date.

The Savaari 2024 ESOPs outstanding at March 31, 2026 have an exercise price per Savaari 2024 ESOP of USD 0.01 (March 31, 2025: USD 0.01). The weighted average remaining contractual life of the Savaari 2024 ESOPs granted under this plan is 7.7 years (March 31, 2025: 7.5 years).

During the year ended March 31, 2026, share based payment expense recognized under personnel expenses (refer note 13) amounted to USD 125 (March 31, 2025: USD 62) for the Savaari 2024 ESOPs granted under Savaari Plan 2024.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

34)
FINANCIAL INSTRUMENTS

a) Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets and contract assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was as follows:

	As at March 31
Particulars	2025	2026
Contract assets	507	83
Trade and other receivables	150,022	172,193
Term deposits	254,416	358,001
Cash and cash equivalents (except cash in hand)	508,627	424,534
Total	913,572	954,811

The cash and cash equivalents and term deposits are mainly held with banks, which are rated A-1+, A-1, A-3, AA+, A+, A-, BBB+, BBB, BBB-based on ratings by rating agency: S&P Global. The Group considers that its cash and cash equivalents and term deposits have low credit risk based on the external credit ratings of the counterparties.

The maximum exposure to credit risk for trade and other receivables and contract assets at the reporting date, categorised by type of counterparty was as follows:

	As at March 31
Particulars	2025	2026
Airlines	35,212	31,669
Corporate customers	81,818	104,244
Retail customers	2,304	3,886
Deposits with hotels and others	12,148	12,323
Others	19,047	20,154
Total	150,529	172,276

Impairment Losses

The Group uses a provision matrix to compute the expected credit loss allowance for contract assets and trade and other receivables. The provision matrix takes into account available external and internal credit risk factors such as credit default and the Group's historical experience with customers.

The age of trade and other receivables and contract assets at the reporting date was as follows:

	As at March 31
	2025		2026
Particulars	Gross	Impairment	Gross	Impairment
Not past due	84,968	—	91,672	—
Past due 0-30 days	28,649	—	46,282	—
Past due 30-90 days	22,846	—	22,628	—
Past due 90-180 days	7,647	—	7,047	—
More than 180 days	10,271	3,852	7,930	3,283
Total	154,381	3,852	175,559	3,283

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

34)
FINANCIAL INSTRUMENTS – (Continued)

a) Credit Risk – (Continued)

Impairment Losses – (Continued)

The movement in the allowance for impairment in respect of trade and other receivables and contract assets during the year was as follows:

	For the year ended March 31
Particulars	2025	2026
Balance at the beginning of the year	3,199	3,852
Allowance for impairment	1,168	845
Amounts written off against the allowance	(464)	(1,158)
Effects of movement in exchange rate	(51)	(256)
Balance at the end of the year	3,852	3,283

Allowance for impairment mainly represents amounts due from airlines and corporate customers. Based on historical experience, the Group believes that no impairment allowance is necessary, apart from above, in respect of trade and other receivables and contract assets.

b) Liquidity risk

The following are the remaining contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2025

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6 -12 months	1 -2 years	2 -5 years	More than 5 years
Convertible notes due 2028	216,075	230,000	—	230,000	—	—	—
Bank overdraft	536	536	536	—	—	—	—
Lease liabilities	15,359	18,291	3,123	2,963	5,368	6,837	—
Secured bank loans	4,603	5,332	942	895	1,440	2,055	^
Trade and other payables	146,999	146,999	146,999	—	—	—	—
Other liabilities (related to business combinations)	16,786	16,786	—	4,390	—	12,396	—
Payable for deferred bookings	31,739	31,739	31,739	—	—	—	—
Refund due to customers	51,011	51,011	51,011	—	—	—	—
Total	483,108	500,694	234,350	238,248	6,808	21,288	^

Notes: ^ less than 1

* Represents undiscounted cash flows of interest and principal.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

34) FINANCIAL INSTRUMENTS – (Continued)

b) Liquidity risk – (Continued)

As at March 31, 2026

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6 -12 months	1 -2 years	2 -5 years	More than 5 years
Convertible notes due 2028	201,199	230,000	—	—	230,000	—	—
Convertible notes due 2030	1,188,965	1,432,500	—	—	—	1,432,500	—
Bank overdraft	822	822	822	—	—	—	—
Lease liabilities	11,786	13,450	2,969	2,566	4,598	3,317	—
Secured bank loans	3,649	4,163	871	813	1,249	1,230	^
Trade and other payables	135,777	135,777	135,777	—	—	—	—
Other liabilities (related to business combinations)	15,207	15,207	5,786	2,772	—	6,649	—
Payable for deferred bookings	30,677	30,677	30,677	—	—	—	—
Refund due to customers	52,634	52,634	52,634	—	—	—	—
Total	1,640,716	1,915,230	229,536	6,151	235,847	1,443,696	^

Notes: ^ less than 1

* Represents undiscounted cash flows of interest and principal.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

34)
FINANCIAL INSTRUMENTS – (Continued)

b) Liquidity Risk – (Continued)

The balanced view of liquidity and financial indebtedness (excluding lease liabilities) is stated in the table below:

	As at March 31
Particulars	2025	2026
Cash and cash equivalents, net of bank overdraft	508,362	424,004
Term deposits	254,416	358,001
Loans and borrowings	(220,678)	(1,393,813)
Net cash position	542,100	(611,808)

In order to achieve Group's objective to maintain sufficient liquidity to meet its liabilities when they are due, the Group has availed various credit facilities (refer note 28).

c) Market Risk

Currency Risk

Exposure to Currency Risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currencies in which sales, purchase of services and borrowings are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily the INR, USD and AED. The currencies in which these transactions are primarily denominated are INR, USD and AED.

The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD) was as follows:

Between USD and INR

	As at March 31
Particulars	2025	2026
Trade and other receivables	4,105	716
Trade and other payables	(201,045)	(226,582)
Cash and cash equivalents	76	131
Net exposure	(196,864)	(225,735)

Between AED and INR

	As at March 31
Particulars	2025	2026
Trade and other receivables	40,281	5,904
Trade and other payables	(1,341)	(24,579)
Cash and cash equivalents	20	28
Net exposure	38,960	(18,647)

Between INR and AED

	As at March 31
Particulars	2025	2026
Trade and other receivables	80,388	75,158
Net exposure	80,388	75,158

The following significant exchange rates have been applied during the year and as at year end:

	Average exchange rate per unit		Reporting date rate per unit
	For the year ended March 31		As at March 31
Particulars	2025	2026	2025	2026
INR to USD	0.0118	0.0113	0.0117	0.0107
INR to AED	0.0434	0.0395	0.0430	0.0391
AED to INR	23.0235	25.2845	23.2684	25.5578

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

34) FINANCIAL INSTRUMENTS – (Continued)

c) Market Risk – (Continued)

Sensitivity Analysis

Any change in the exchange rate of USD or AED against currencies other than INR is not expected to have significant impact on the Group’s profit or loss. Accordingly, a 10% appreciation of the USD or AED against the INR and INR against AED would have impact on profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables remain constant.

	For the year ended March 31
Particulars	2025	2026
	Profit or loss
10% strengthening of USD against INR	(19,686)	(22,574)
10% strengthening of AED against INR	3,896	(1,865)
10% strengthening of INR against AED	8,039	7,516

A 10% depreciation of the USD or AED against INR and INR against AED, would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore, a change in interest rates at the reporting date would not affect profit or loss.

The Group does not have any variable rate interest bearing financial instruments, hence there is no risk relating to change in interest rates.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

34) FINANCIAL INSTRUMENTS – (Continued)

Fair values

Fair Values versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

		As at March 31, 2025		As at March 31, 2026
Particulars	Note	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets measured at fair value
Other investments - equity securities (FVOCI)	9	—	—	12,106	12,106
Other investments - equity securities (FVTPL)	9	591	591	317	317
Other investments - other securities (FVTPL)	9	305	305	257	257
		896	896	12,680	12,680

Financial assets not measured at fair value (amortised cost)
Trade and other receivables	21	150,022	150,022	172,193	172,193
Term deposits	23	254,416	254,416	358,001	358,001
Cash and cash equivalents	22	508,898	508,898	424,826	424,826
Other investments - other securities	9	76	76	76	76
		913,412	913,412	955,096	955,096

Financial liabilities measured at fair value
Other liabilities (related to business combinations)	29,30	16,786	16,786	12,811	12,811
		16,786	16,786	12,811	12,811

Financial liabilities not measured at fair value (amortised cost)
Secured bank loans	28	4,603	4,603	3,649	3,649
Bank overdraft	22	536	536	822	822
Trade and other payables	31	146,999	146,999	135,777	135,777
Refund due to customers	29	51,011	51,011	52,634	52,634
Other liabilities (related to business combination)	29	—	—	2,396	2,396
Convertible notes due 2028	28	216,075	214,262	201,199	199,949
Convertible notes due 2030	28	—	—	1,188,965	1,210,798
Payable for deferred bookings	10	31,739	31,739	30,677	30,677
		450,963	449,150	1,616,119	1,636,702

The fair value measurements of financial assets and liabilities reported above have been categorized as Level 1 and Level 3 fair values based on the inputs to the valuation techniques used.

Fair value of trade and other receivables, term deposits, cash and cash equivalents, bank overdraft, trade and other payables, refund due to customers, other liabilities (related to business combination) and payable for deferred bookings reasonably approximates to its carrying amount.

The fair value of convertible notes due 2028 and due 2030 is determined using discounted cash flows. The valuation model considers the present value of expected payments, discounted using a risk-adjusted discount rate.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

34)
FINANCIAL INSTRUMENTS – (Continued)

Fair value hierarchy

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

• Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e.

as prices) or indirectly (i.e. derived from prices).

• Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	As at March 31, 2025
Particulars	Level 1	Level 2	Level 3	Total

Other investments - equity securities (FVTPL)	—	—	591	591
Other investments - other securities (FVTPL)	305	—	—	305
Total	305	—	591	896
Other liabilities (related to business combinations)	—	—	16,786	16,786
Total	—	—	16,786	16,786

	As at March 31, 2026
Particulars	Level 1	Level 2	Level 3	Total

Other investments - equity securities (FVOCI)	—	—	12,106	12,106
Other investments - equity securities (FVTPL)	317	—	—	317
Other investments - other securities (FVTPL)	257	—	—	257
Total	574	—	12,106	12,680
Other liabilities (related to business combinations)	—	—	12,811	12,811
Total	—	—	12,811	12,811

During the year ended March 31, 2026, other investments - equity securities (FVTPL) with carrying amount of USD 591 was transferred from Level 3 to Level 1, because the quoted price in the market of such equity securities are now available on regular basis from September 2025 onwards. There were no other transfers between Level 1, Level 2 and Level 3 other than aforementioned transfer as at March 31, 2026 and March 31, 2025.

Reconciliation of Level 3 fair values

The following tables shows a reconciliation from the opening balances to the closing balances for Level 3 fair value:

	As at March 31, 2025
Particulars	Other liabilities (related to business combinations)	Other investments (equity securities-FVOCI)	Other investments (equity securities - FVTPL)

Opening balances	12,438	452	591
Acquired in business combinations (refer note 7 (b))	576	—	—
Total gains and losses recognized in:
—other comprehensive income
—net change in fair value	—	(452)	—
—foreign currency translation reserve	9	—	—
—effect of movements in foreign exchange rates	(309)	—	—
—accumulated deficit	4,072	—	—
Closing balances	16,786	—	591

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

34)
FINANCIAL INSTRUMENTS – (Continued)

Fair value hierarchy – (Continued)

Reconciliation of Level 3 fair values – (Continued)

	As at March 31, 2026
Particulars	Other liabilities (related to business combinations)	Other investments (equity securities-FVOCI)	Other investments (equity securities - FVTPL)

Opening balances	16,786	—	591
Addition due to discontinuation of equity accounted associate (refer note 8)	—	1,531	—
Acquisition during the year	—	10,300	—
Transfer out of Level 3 to Level 1			(591)
Total gains and losses recognized in:
—other comprehensive income
—net change in fair value	—	275	—
—foreign currency translation reserve	(1,451)	—	—
—effect of movements in foreign exchange rates	(19)	—	—
—accumulated deficit	(1,939)	—	—
Payment during the period (refer note 7 (c))	(566)	—	—
Closing balances	12,811	12,106	—

Valuation techniques and significant unobservable inputs

The following table shows the valuation techniques used in measuring Level 3 fair values as at March 31, 2025 and March 31, 2026, as well as the significant unobservable inputs used.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

34)
FINANCIAL INSTRUMENTS – (Continued)

Fair value hierarchy – (Continued)

Valuation techniques and significant unobservable inputs – (Continued)

Financial instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter- relationship between significant unobservable inputs and fair value measurement
Other investments - equity securities (FVTPL)	Market comparison technique: The valuation model is based on market multiple derived from quoted prices of companies comparable to the investee.	Net revenue multiple: March 31, 2025: 3.7 - 4.8	The estimated fair value would increase (decrease) if: – the net revenue multiple was higher (lower)
Other investments - equity securities (FVOCI) - Pasajebus SpA	Market comparison technique: The valuation model is based on market multiple derived from quoted prices of companies comparable to the investee.	Net revenue multiple: 2 Net EBITDA multiple: 9.6	The estimated fair value would increase (decrease) if: – the net revenue multiple was higher (lower) – the net EBITDA multiple was higher (lower)
Other investments - equity securities (FVOCI) - Atlas Visa, Inc.	Price of recent transaction	Not applicable (N.A.)	N.A.
Other liabilities (related to business combinations) - Simplotel

Monte Carlo Simulation (MCS): The valuation model incorporates assumptions as to volatility, risk free interest rate, discount rate, revenue and earnings before interest, tax, depreciation and amortisation (EBITDA).

Volatility: March 31, 2025: 23.2% - 48.0%
Risk free interest rate: March 31, 2025: 6.60%
Discount rate: March 31, 2025: 13.3% - 19%
Revenue for 12 months ended on March 31, 2026: USD 2,579 (March 31, 2025 (Revenue for 12 months ended September 30, 2025) : USD 3,054)
EBITDA for 12 months ended on March 31, 2026: USD 474 (March 31, 2025 (EBITDA for 12 months ended September 30, 2025): USD 385)

The estimated fair value would increase (decrease) if:
– the volatility was higher (lower)
– the risk free interest rate was lower (higher)
– the discount rate was lower (higher)
– the revenue was higher (lower)
– the EBITDA was higher (lower)

Other liabilities (related to business combinations) - Savaari

Monte Carlo Simulation (MCS): The valuation model incorporates assumptions as to volatility, risk free interest rate, discount rate, net revenue, servicing margin, profit before tax and certain financial parameters.

Volatility: 17.9% - 42.1% (March 31, 2025: 22.3% - 40.5%)
Risk free interest rate: 6.55% (March 31, 2025: 6.55%)
Discount rate: 15.0%-20.0% (March 31, 2025: 17.4%-25.0%)
Net revenue - USD 6,713 - USD 10,446 (March 31, 2025: USD 9,217 - USD 14,575)
Servicing margin - USD 1,032 - USD 1,576 (March 31, 2025: USD 1,424 - USD 2,199)
Profit before tax - USD 879 - USD 1,633 (March 31, 2025: USD 2,124 - USD 4,345)
Financial parameters - N.A. (March 31, 2025: USD 4,549 - USD 6,656)

The estimated fair value would increase (decrease) if:
– the volatility was lower (higher)
– the risk free interest rate was lower (higher)
– the discount rate was lower (higher)
– the net revenue was higher (lower)
– the servicing margin was higher (lower)
– the profit before tax was higher (lower)
– the financial parameters were higher (lower)

Financial instruments not measured at fair value:

Type	Valuation technique	Significant unobservable inputs
Other financial assets and liabilities*	Discounted cash flows	Not applicable

Note: *Other financial assets include trade and other receivables, term deposits, cash and cash equivalents and other investments-other securities. Other financial liabilities include secured bank loans, bank overdraft, trade and other payables, refund due to

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

(34) FINANCIAL INSTRUMENTS – (Continued)

Fair value hierarchy – (Continued)

Valuation techniques and significant unobservable inputs – (Continued)

customers, payable for deferred bookings, convertible notes, other liabilities (related to business combinations) and lease liabilities.

Sensitivity Analysis

Other liabilities (related to business combinations) - Simplotel

'For the fair values of other liabilities (related to business combinations) - Simplotel, reasonably possible changes in significant unobservable inputs at the reporting date, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2025		For the year ended March 31, 2026
	Equity		Equity
	Increase	Decrease	Increase	Decrease
Volatility (1% Movement)	(10)	10	N.A.	N.A.
Risk free interest rate (1% Movement)	7	(8)	N.A.	N.A.
Discount rate (0.5% Movement)	3	(3)	N.A.	N.A.
Revenue for 12 months ended September 30, 2025 (1% Movement)	(15)	14	N.A.	N.A.
Revenue for 12 months ended March 31, 2026 (1% Movement)	N.A.	N.A.	(34)	34
EBITDA for 12 months ended September 30, 2025 (1% Movement)	(1)	1	N.A.	N.A.
EBITDA for 12 months ended March 31, 2026 (1% Movement)	N.A.	N.A.	—	—

Other liabilities (related to business combinations) - Savaari

For the fair values of other liabilities (related to business combinations) - Savaari, reasonably possible changes in significant unobservable inputs at the reporting date, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2025		For the year ended March 31, 2026
	Equity		Equity
	Increase	Decrease	Increase	Decrease
Volatility (1% Movement)	81	(86)	50	(51)
Risk free interest rate (1% Movement)	143	(163)	38	(40)
Discount rate (0.5% Movement)	377	(352)	48	(48)
Net revenue (1% Movement)	(57)	69	(159)	157
Servicing margin (1% Movement)	(17)	17	(16)	16
Profit before tax (1% Movement)	(22)	22	(13)	13
Financial parameters (0.25% Movement)	(834)	1,781	N.A.	N.A.

Note: Except for Other liabilities (related to business combinations) – Simplotel and Savaari, reasonably possible changes in significant unobservable inputs for the other financial instruments measured at fair value would not result in a significant change in their fair values as at the reporting date.

35)
CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) aggregate to USD 521 as at March 31, 2026 (March 31, 2025: USD 90).

36) LEASES

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

Leases as lessee

The Group leases properties mainly for office. The lease typically runs for a period of 1-12 years. Some leases also include common area maintenance charges along with monthly rentals.

Information about leases for which the Group is a lessee is presented below:

i) Right-of-use assets

The Group presents right-of-use assets that do not meet the definition of investment property as 'property, plant and equipment' with the same line item as it presents underlying assets of the same nature that it owns (refer note 18).

	As at March 31
	2025	2026
Opening balance	13,845	12,154
Additions to right-of-use assets	3,112	2,991
Derecognition of right-of-use assets	(113)	(560)
Depreciation charged during the year	(4,383)	(4,655)
Effect of movements in foreign exchange rates	(307)	(843)
Closing Balance	12,154	9,087

ii) Amounts recognised in consolidated statement of profit or loss

	For the year ended March 31
	2024	2025	2026
Interest on lease liabilities (refer note 16)	1,783	1,697	1,454
Depreciation on right-of-use assets (refer note 18)	3,767	4,383	4,655

iii) Amounts recognised in consolidated statement of cash flows

	For the year ended March 31
	2024	2025	2026
Total cash outflows for leases (principal + interest)	4,888	5,460	6,142

iv) Extension option

Some property leases contain extension options exercisable by the Group for 3-5 years after the end of the non-cancellable contract period. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Group and not by the lessors. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

37) RELATED PARTIES

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Key management personnel	Deep Kalra
Key management personnel	Rajesh Magow
Key management personnel	Mohit Kabra
Key management personnel	Aditya Tim Guleri
Key management personnel	Jane Jie Sun #
Key management personnel	Xing Xiong #
Key management personnel	May Yihong Wu (from May 15, 2024)
Key management personnel	Hashim Joomye (from May 14, 2025)
Key management personnel	Vivek N. Gour (from July 2, 2025)
Key management personnel	Dipak Kumar Bohra (from September 23, 2025)
Key management personnel	James Jianzhang Liang # (up to July 2, 2025)
Key management personnel	Paul Laurence Halpin # (up to July 2, 2025)
Key management personnel	Moshe Rafiah # (from May 15, 2024 to July 2, 2025)
Key management personnel	Cindy Xiaofan Wang # (up to May 15, 2024)
Key management personnel	Xiangrong Li (up to May 15, 2024)
Entity providing key management personnel services	IQ EQ Corporate Services (Mauritius) Limited (up to May 14, 2025, re-appointed on July 2, 2025)
Entity (and its subsidiaries) of which the Company is an associate	Trip.com Group Limited and its subsidiaries
Equity-accounted investee	Saaranya Hospitality Technologies Private Limited
Equity-accounted investee	Pasajebus SpA (up to June 12, 2025) (refer note 8)
Equity-accounted investee	Savaari Car Rentals Private Limited (from December 1, 2023 to January 17, 2024) (refer note 7 (b))

# nominees of Trip.com Group Limited (Trip.com)

(A) Key management personnel:

Key management personnel compensation comprised:

	For the year ended March 31
Transactions	2024	2025	2026
Short-term employee benefits	1,937	1,878	2,699
Post-employment benefits	129	80	277
Other long-term benefits	10	6	13
Share based payment	11,425	8,130	3,058
Legal and professional	84	152	150
Total	13,585	10,246	6,197

	As at March 31
Balance Outstanding	2025	2026
Employee related payables	608	645
Accrued expenses	107	151

(B) Entity providing key management personnel services:

	For the year ended March 31
Transactions	2024	2025	2026
Key management personnel services	7	8	20
Consultancy services	25	59	46

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

37)
RELATED PARTIES – (Continued)

(C) Entity (and its subsidiaries) of which the Company is an associate:

	For the year ended March 31
Transactions	2024	2025	2026
Gross amount billed by Company for air ticketing	1,538	4,899	4,512
Gross amount charged for procurement of air ticketing	96,996	78,372	72,227
Gross amount billed by Company for hotels and packages	3,005	14,758	32,009
Gross amount charged for procurement of hotels and packages	16,595	31,401	25,129
Commission received	51	287	789
Commission paid	402	1,530	3,786
Marketing alliances	180	1,736	1,071
Other operating expenses	5,268	7,560	8,679
Advance given	—	596	5,998
Advance given received back	—	596	5,998
Interest received on advance given	—	—	11
Repurchase of shares (refer note 26)	—	—	3,038,817

	As at March 31
Balance Outstanding	2025	2026
Trade and other receivables	2,762	6,379
Trade payables	5,965	1,853
Advance to suppliers	171	65

(D) Equity-accounted investees:

a) Saaranya Hospitality Technologies Private Limited

	For the year ended March 31
Transactions	2024	2025	2026
Repayment of loan given	24	24	—
Interest income	2	2	—

b) PasajeBus SpA

	For the year ended March 31
Transactions	2024	2025	2026
Ancillary services	150	—	—

	As at March 31
Balance Outstanding	2025	2026
Trade and other receivables	19	—

c) Savaari Car Rentals Private Limited

	For the year ended March 31
Transactions	2024	2025	2026

Other travel services - purchase for car bookings^	493	—	—
Commission received	43	—	—

^represents gross amount booked/charged for the car bookings

MAKEMYTRIP LIMITED

Year ended March 31, 2026

Notes to the Consolidated Financial Statements - (Continued)

(Amounts in USD thousands, except per share data and share count)

37)
RELATED PARTIES – (Continued)

(E) Terms & conditions

All outstanding balances with these related parties are to be settled in cash. None of the balances are secured. No expense has been recognised in the current year or prior year for bad or doubtful debts in respect of amounts owed by related parties.

38) LIST OF MATERIAL SUBSIDIARIES

Name of entity	Place of Incorporation	Ownership interest as at March 31, 2025	Ownership interest as at March 31, 2026
MakeMyTrip Inc.	Delaware, USA	100%	100%
MakeMyTrip (India) Limited (formerly known as MakeMyTrip (India) Private Limited)	India	100%	100%
Ibibo Group Holdings (Singapore) Pte. Ltd.	Singapore	100%	100%